A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes an offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Klondex Mines Ltd., Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 (Telephone: (775) 284-5757), and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	November 16, 2016

25,900,000 Common Shares Issuable on Exercise of Outstanding Special Warrants

This short form prospectus qualifies the distribution of 25,900,000 common shares (the "Underlying Shares") in the capital of Klondex Mines Ltd. ("Klondex" or the "Corporation") issuable for no additional consideration upon the exercise or deemed exercise of 25,900,000 issued and outstanding special warrants of the Corporation (the "Special Warrants"), issued on September 29, 2016 upon conversion of 25,900,000 subscription receipts of the Corporation (the "Subscription Receipts"), issued on August 18, 2016 at a price of $5.00 per Subscription Receipt (the "Offering Price") to purchasers in certain provinces of Canada and to certain purchasers outside of Canada on a "bought deal" private placement basis pursuant to prospectus exemptions under applicable securities legislation (the "Offering"). The Subscription Receipts were issued pursuant to the terms of a subscription receipt agreement (the "Subscription Receipt Agreement") dated August 18, 2016 between the Corporation, GMP Securities L.P. ("GMP"), BMO Nesbitt Burns Inc. ("BMO" and, together with GMP, the "Co-Lead Underwriters") and Computershare Trust Company of Canada, as subscription receipt agent, and in accordance with the terms of an underwriting agreement (the "Underwriting Agreement") dated August 18, 2016 between the Corporation and GMP, BMO, Canaccord Genuity Corp., Clarus Securities Inc., RBC Dominion Securities Ltd., M Partners Inc., Dundee Securities Ltd., HSBC Securities (Canada) Inc., Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC, and Haywood Securities Inc. (collectively, the "Underwriters"). The Special Warrants were issued pursuant to the terms of a special warrant indenture (the "Special Warrant Indenture") dated August 18, 2016 between the Corporation and Computershare Trust Company of Canada, as special warrant agent (the "Special Warrant Agent"), and in accordance with the terms of the Underwriting Agreement. The Subscription Receipts and the Special Warrants are not available for purchase pursuant to this short form prospectus and no additional consideration is to be received by the Corporation in connection with the distribution of the Underlying Shares issuable upon the exercise or deemed exercise of the Special Warrants. There is no market through which the Special Warrants may be sold. However, pursuant to the terms of the Special Warrant Indenture, the Special Warrants will be deemed to be exercised following receipt of the Final Receipt (as defined herein).

The Offering Price and the other terms of the Offering were determined by arm's length negotiation between the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters. See "Plan of Distribution".

	Price to	Underwriters'		Net Proceeds
	Public	Commission(1)		to the Corporation(2)
Per Subscription Receipt	$5.00	$0.25	(3)	$4.75	(4)
Total	$129,500,000	$6,395,625		$123,104,375

Notes:

(1)

In consideration of the services rendered by the Underwriters in connection with the Offering, the Corporation paid to the Underwriters a cash fee (the "Underwriters' Commission") equal to (i) 5.0% of the aggregate purchase price of the Subscription Receipts sold under the Offering, excluding the aggregate purchase price of the Subscription Receipts sold under the Offering to subscribers included on the list of subscribers introduced to the Underwriters by the Corporation (the "President's List Subscribers"), plus (ii) 2.5% of the aggregate purchase price of the Subscription Receipts sold under the Offering to President's List Subscribers designated by the Corporation and the Co-Lead Underwriters as being associated with a fee payable to the Underwriters (the "Designated Purchasers").

(2)

After deducting the Underwriters' Commission, but before deducting expenses of the Offering (including the preparation and filing of this short form prospectus to qualify the distribution of the Underlying Shares), which are estimated to be US$700,000.

(3)

Reflects the Underwriters' Commission in respect of Subscription Receipts sold to purchasers other than Designated Purchasers and President's List Subscribers. The Underwriters' Commission in respect of sales of Subscription Receipts to Designated Purchasers and President's List Subscribers was $0.125 and nil, respectively, per Subscription Receipt.

(4)

Reflects the net proceeds to the Corporation in respect of Subscription Receipts sold to purchasers other than Designated Purchasers and President's List Subscribers. The net proceeds to the Corporation in respect of sales of Subscription Receipts to Designated Purchasers and President's List Subscribers was $4.875 and $5.00, respectively, per Subscription Receipt.

The common shares of the Corporation (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "KDX" and on the NYSE MKT under the symbol "KLDX". On July 25, 2016, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $5.48 per Common Share and the closing price of the Common Shares on the NYSE MKT was US$4.17 per Common Share. On November 15, 2016, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $6.33 per Common Share and the closing price of the Common Shares on the NYSE MKT was US$4.74 per Common Share. The TSX and the NYSE MKT have each approved the listing of the Underlying Shares.

Pursuant to the Special Warrant Indenture, each Special Warrant is exercisable, without payment of any additional consideration, into one Underlying Share at any time, and all Special Warrants not exercised will be deemed to have been exercised immediately prior to 4:59 p.m. (Toronto time) (the "Deemed Exercise Time") on the earlier of: (i) the date that is no later than the third business day after the date on which a receipt (the "Final Receipt") is issued for the final prospectus of the Corporation qualifying the distribution of the Underlying Shares in each of the provinces of Canada, other than Québec (the "Qualifying Provinces"); and (ii) December 19, 2016 (the "Deemed Exercise Date").

Pursuant to the Underwriting Agreement, the Corporation has agreed to use its commercially reasonable efforts to prepare and file with the securities commissions in each of the Qualifying Provinces this short form prospectus qualifying the distribution of the Underlying Shares in the Qualifying Provinces by the date that is 75 days after the closing of the Acquisition (as defined herein).

Any Underlying Shares issued upon the exercise of Special Warrants prior to the issuance of the Final Receipt will be subject to the relevant hold periods under applicable securities legislation.

The Subscription Receipts issued under and governed by the Subscription Receipt Agreement were sold in the Qualifying Provinces through the Underwriters pursuant to exemptions from applicable prospectus and registration requirements. Subscription Receipts were sold in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Subscription Receipts were also sold in jurisdictions outside of Canada and the United States pursuant to applicable securities law exemptions therein.

Except in certain limited circumstances, the Special Warrants have been issued in uncertificated form through the book-based registration system of CDS Clearing and Depository Services Inc. ("CDS"), and registered in the name of CDS or its nominee. Except in certain limited circumstances, no certificates evidencing the Special Warrants have been or will be issued to subscribers, and registration of these Special Warrants will be made only through the depository services of CDS. Upon exercise or deemed exercise of the Special Warrants, except in certain limited circumstances, evidence of ownership of the Underlying Shares will be issued in uncertificated form through the book-based registration system of CDS, and registered in the name of CDS or its nominee and deposited with CDS on or about the date of exercise or the Deemed Exercise Date. Except in certain limited circumstances, no certificates evidencing Underlying Shares issued on exercise or deemed exercise of the Special Warrants will be issued to subscribers, and registration will be made only through the depository services of CDS. Except in certain limited circumstances, holders of such Underlying Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Underlying Shares is acquired.

(ii)

Certain directors of the Corporation and certain executive officers of the Corporation who have signed certificates in this short form prospectus reside outside of Canada. Paul Huet, a director and the President and Chief Executive Officer of the Corporation, Barry Dahl, the Chief Financial Officer of the Corporation, and Richard Hall, a director of the Corporation, and William Matlack, a director of the Corporation, reside outside of Canada. Messrs. Huet, Dahl, Hall, and Matlack have appointed the following agent for service of process:

Name of Persons	Name and Address of Agent
Paul Huet, Barry Dahl, Richard	Klondex Mines Ltd., Suite 2200, 1055 West Hastings Street, Vancouver,
Hall and William Matlack	British Columbia, V6E 2E9

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Underlying Shares involves significant risks. Prospective investors should carefully review and consider the risk factors described under the heading "Risk Factors" and elsewhere in this short form prospectus and in documents incorporated in this short form prospectus by reference.

The Corporation's head and registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

(iii)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus and the documents incorporated herein by reference contain forward-looking information (within the meaning of applicable Canadian securities laws). Forward-looking information is prospective and by its nature requires the Corporation to make certain assumptions and is subject to inherent risks and uncertainties. There can be no assurance that forward-looking information will prove to be accurate, and readers are cautioned not to place undue reliance on the forward-looking information contained in this short form prospectus and the documents incorporated herein by reference. All statements, other than statements of historical fact, constitute forward-looking information. Generally, but not always, forward-looking information is identifiable by use of the words "continue", "expect", "anticipate", "estimate", "forecast", "believe", "intend", "schedule", "budget", "plan" or "project" or the negative or other variations of these words or comparable terminology, or states that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking information in this short form prospectus and the documents incorporated herein by reference includes, but is not limited to, statements with respect to: expected use of proceeds of the Offering, anticipated synergies relating to the Acquisition, future financial and operating performance, the timing and amount of estimated future production, the timing and focus of future exploration activities, strategic plans, future operations, cost estimates, the results of economic analysis in respect of the Corporation's mineral projects, estimation of mineral resources and mineral reserves, realization of mineral resources and mineral reserves, possible variations in mineral grade or recovery rates, results of exploration and development, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks, future work programs, capital expenditures and objectives, evolution and economic performance of development projects, timing of exploration and development projects, costs, timing and location of future drilling, timing of geological and/or technical reports, exploration budgets and targets, delays in obtaining governmental approvals, permits or financing in the completion of development or construction activities, continuity of a favourable gold market, currency fluctuations, title disputes or claims limitations on insurance coverage, contractual commitments, the timing and possible outcome of pending litigation, environmental and reclamation expenses, continuous availability of required manpower and continuous access to capital markets.

In order to give such forward-looking information, the Corporation has made certain assumptions about the Corporation's business, the economy and the mining industry in general and has also assumed that contracted parties provide goods and services on agreed timeframes, plant and equipment work as anticipated, required regulatory approvals are received, no unusual geological or technical problems occur, no material adverse change in the price of gold occurs and no significant events occur outside of the Corporation's normal course of business. Although the assumptions were considered reasonable by management of the Corporation at the time the forward-looking information is given, there can be no assurance that such assumptions will prove to be accurate. In addition, the following are material factors that could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking information in this short form prospectus and the documents incorporated herein by reference: the inability of the Corporation to maintain its interest in its mineral projects or to obtain or comply with all required permits and licences, risks normally incidental to exploration, development and production of mineral properties, uncertainties in the interpretation of drill results, the possibility that future exploration, development or mining results will not be consistent with expectations, uncertainty of mineral resource and mineral reserve estimates, changes in governmental regulation adverse to the Corporation, environmental risks, economic uncertainties, the inability of the Corporation to obtain additional financing when and as needed, dependence on a small number of key personnel, competition from other mining businesses, the future price of gold and other metals and commodities, the Corporation's operating costs, the Corporation's ability to service ongoing debt obligations, title defects and other related matters. Although the Corporation has attempted to identify material factors that could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking information, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below in this short form prospectus under the heading "Risk Factors", elsewhere herein and in the documents incorporated herein by reference. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations.

All forward-looking information contained in this short form prospectus and the documents incorporated in this short form prospectus by reference is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Corporation undertakes no obligation to update or revise the forward-looking information contained in this short form prospectus and documents incorporated herein by reference, whether as a result of new information, future events or otherwise, except as required by applicable laws.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Investors should rely only on information contained in this short form prospectus or incorporated herein by reference. Neither the Corporation nor any of the Underwriters has authorized anyone to provide investors with different or additional information. If anyone provides the reader with different or additional information, the reader should not rely on it. Readers should assume that the information contained in this short form prospectus or in any document incorporated or deemed to be incorporated in this short form prospectus by reference is accurate only as of the respective date of the document in which such information appears. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

TECHNICAL INFORMATION

The scientific and technical information contained or incorporated by reference in this short form prospectus relating to the Corporation's mineral projects indicated below is supported by the technical reports indicated below:

•	Fire Creek project in Nevada (the "Fire Creek Project"): the technical report titled "Technical Report for the Fire Creek Project, Lander County, Nevada", dated March 28, 2016 (effective date of June 30, 2015), prepared by Mark Odell, P.E., Laura Symmes, SME, and Sarah Bull, P.E., of Practical Mining LLC.

•	Midas mine in Nevada (the "Midas Mine"): the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", as amended and re-filed on April 2, 2015 (effective date of August 31, 2014), prepared by Mark Odell, P.E., Laura Symmes, SME, and Sarah Bull, P.E., of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant.

•	True North mine in Manitoba (the "True North Mine"): the technical report titled "Technical Report and Pre-Feasibility Study on the True North Gold Mine, Bissett, Manitoba, Canada", dated October 27, 2016 (effective date of June 30, 2016), prepared by Eugene Puritch, P.Eng., Alexandru Veresezan, P.Eng., Fred Brown, P.Geo., William Stone, P.Geo., Alfred Hayden, P.Eng., David Orava, P.Eng., and Kirk Rodgers, P.Eng., of P&E Mining Consultants Inc. (the "True North Technical Report").

•	Hollister mine in Nevada (the "Hollister Mine"): the technical report titled "Independent Technical Report for the Hollister Gold Project, Nevada, USA", dated October 25, 2016 (effective date of May 30, 2016), authored by Marek Nowak, P.Eng., and Chad Yuhasz, P.Geo., of SRK Consulting (Canada) Inc. (the "Hollister Technical Report").

The technical reports referred to above are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the technical reports, which have been filed with Canadian securities regulatory authorities pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and are available for review under the Corporation's profile on SEDAR at www.sedar.com. The technical reports are not and shall not be deemed to be incorporated by reference in this short form prospectus.

Where appropriate, certain information contained or incorporated by reference in this short form prospectus updates information derived from such technical reports. Any updates to the scientific or technical information derived from such technical reports and any other scientific or technical information contained or incorporated by reference in this short form prospectus was prepared by or under the supervision of Brian Morris, the Vice President of Exploration of the Corporation. Mr. Morris is a "qualified person" for the purposes of NI 43-101.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in this short form prospectus and in the documents incorporated herein by reference are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in United States dollars and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. References to "US$" are to United States dollars. On November 16, 2016, the noon spot rate for one United States dollar expressed in Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3416 (or C$1.00 = US$0.7454) .

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Corporation with securities commissions or similar authorities in Canada are specifically incorporated into this short form prospectus:

(a)	the annual information form of the Corporation dated March 28, 2016 for the year ended December 31, 2015;

(b)

the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2015 and December 31, 2014, together with the accompanying notes thereto and the independent auditors' report thereon;

(c)	the management's discussion and analysis of the Corporation for the year ended December 31, 2015;

(d)

the unaudited condensed consolidated interim financial statements of the Corporation for the three and nine months ended September 30, 2016, together with the accompanying notes thereto (the "Interim Financial Statements");

(e)	the management's discussion and analysis of the Corporation for the three and nine months ended September 30, 2016 (the "Interim MD&A");

(f)	the management information circular of the Corporation dated May 13, 2016 in connection with the annual and special meeting of the shareholders of the Corporation held on June 15, 2016;

(g)	the material change report of the Corporation dated and filed on April 4, 2016 with respect to the closing of the US$25 million secured revolving credit facility with Investec Bank PLC;

(h)	the material change report of the Corporation dated and filed on August 4, 2016 with respect to the announcement of the Acquisition and the Offering;

(i)

the material change report of the Corporation dated and filed on September 22, 2016 with respect to the announcement of a production decision and updated mineral resources and mineral reserves at the True North Mine (the "True North Mine Material Change Report"); and

(j)	the business acquisition report of the Corporation dated and filed on November 16, 2016 in respect of the Acquisition (the "Business Acquisition Report").

In addition, any document of the type described in section 11.1 of Form 44-101F1 – Short Form Prospectus of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the distribution of the Underlying Shares being qualified hereunder shall be deemed to be incorporated in this short form prospectus by reference.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated in this short form prospectus by reference shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document which also is or is deemed to be incorporated in this short form prospectus by reference modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Borden Ladner Gervais LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") and subject to the provisions of any particular Exempt Plan (as defined below), the Underlying Shares issuable on the exercise or deemed exercise of the Special Warrants will be qualified investments for trusts governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account ("TFSA") (collectively, "Exempt Plans") provided that, at that time, the Underlying Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE MKT) or provided that the Corporation is a "public corporation" as defined in the Tax Act.

Notwithstanding the foregoing, if the Underlying Shares are a "prohibited investment" for the purposes of a TFSA, RRSP or RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Underlying Shares will generally not be a "prohibited investment" for a TFSA, RRSP or RRIF provided that the holder or annuitant thereof, as the case may be, deals at arm's length with the Corporation, for purposes of the Tax Act, and does not have a "significant interest" (as defined in the Tax Act) in the Corporation. In addition, the Underlying Shares will not be a "prohibited investment" if the Underlying Shares are "excluded property" as defined in the Tax Act for such TFSA, RRSP or RRIF.

Prospective investors who intend to hold Underlying Shares in a TFSA, RRSP or RRIF are advised to consult their personal tax advisors, including with respect to whether the Underlying Shares would be a prohibited investment in their particular circumstances.

THE CORPORATION

Incorporation

The Corporation was incorporated under the name Attila Resources Ltd. by memorandum (the "Memorandum") dated August 25, 1971 under the Company Act (British Columbia). The Memorandum was amended on October 28, 1974 to change the name of the Corporation to Klondex Mines Ltd. and on June 6, 1988 to consolidate the authorized capital on the basis of five previously issued Common Shares for one new Common Share and to increase the authorized capital to 20,000,000 Common Shares without par value. On April 16, 2004, the Corporation transitioned to the Business Corporations Act (British Columbia) by filing notice of articles (the "Articles") which were amended on October 6, 2005 to alter the authorized capital to an unlimited number of Common Shares without par value.

The head and registered office of the Corporation is located at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9. The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland & Labrador. The Common Shares are listed on the TSX under the symbol "KDX" and on the NYSE MKT under the symbol "KLDX".

Summary Description of Business

The Corporation is a gold and silver mining company focused on exploration, development and production of mineral resources and mineral reserves. The Corporation currently holds 100% interests in three producing mineral properties: the Fire Creek Project, located in Nevada, USA, the Midas Mine, located in Nevada USA, and the True North Mine, located in Manitoba, Canada. The Corporation also holds 100% interests in two recently acquired projects, the Hollister Mine and the Esmeralda Mine, located in Nevada, USA.

Corporate Structure

The following diagram illustrates the subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of voting securities beneficially owned or controlled by the Corporation:

Recent Developments

On September 12, 2016, the Corporation announced a positive production decision at the True North Mine. Additionally, the Corporation provided updated mineral reserve and mineral resource estimates for the True North Mine. For more information, please refer to the True North Mine Material Change Report, which is incorporated by reference herein and available under the Corporation's issuer profile on SEDAR at www.sedar.com. Additional information relating to the True North Mine and the updated mineral resource and mineral reserve estimates can be found in the True North Technical Report which is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

On October 3, 2016, the Corporation completed the Acquisition of the Hollister Mine and the Esmeralda Mine. For additional information, see "Acquisition of the Hollister Mine and the Esmeralda Mine" and "Hollister Mine Technical Information" below. In connection with the completion of the Acquisition, each of the Subscription Receipts converted automatically into one Special Warrant in accordance with the terms of the Special Warrant Indenture.

On October 11, 2016, the Corporation provided an exploration update at the Hollister Mine, providing details of exploration on the Gloria vein system and the Hatter Gaben vein system. The Corporation announced its intention to infill drill the Gloria vein system in the fourth quarter of 2016 to develop a mineral resource estimate and continue stepping out to the west, and to infill the widely-spaced drill holes on the Hatter Gaben vein system to develop a mineral resource estimate.

On October 13, 2016, the Corporation announced its preliminary production results for the third quarter, which included the Corporation's first sales at the True North Mine.

On October 27, 2016, the Corporation filed the True North Technical Report. The True North Technical Report is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

On October 27, 2016, the Corporation also amended its secured revolving credit facility with Investec Bank PLC to increase its capacity by US$10 million to US$35 million. The secured revolving credit facility agreement and the amendment are available under the Corporation's issuer profile on SEDAR at www.sedar.com.

ACQUISITION OF THE HOLLISTER MINE AND THE ESMERALDA MINE

On October 3, 2016, the Corporation, together with Klondex Schuma Holdings LLC ("Klondex Schuma"), an indirect wholly-owned subsidiary of the Corporation, closed the previously announced acquisition (the "Acquisition") of all of the membership interests of Carlin Resources LLC ("Carlin Resources"), the entity that owns: (i) the Hollister Mine; (ii) the Esmeralda Mine; (iii) a corporate office located in Winnemucca, Nevada; (iv) a core shed and corporate house; (v) a laboratory located in Lovelock, Nevada; (vi) a mobile fleet of underground mining equipment; (vii) all of the membership interests of Rock Creek Conservancy, LLC; and (viii) certain other land interests and related assets, pursuant to a membership interest purchase agreement dated July 25, 2016 (the "Purchase Agreement"), as assigned to Klondex Schuma, among Klondex Holdings (USA) Inc. ("Klondex Holdings"), an indirect wholly-owned subsidiary of the Corporation, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP.

Klondex Schuma acquired the membership interests of Carlin Resources in consideration for payment of: (i) US$80,000,000 in cash; (ii) 5,000,000 warrants (the "Consideration Warrants") to purchase Common Shares, which Consideration Warrants expire on April 3, 2032, are exercisable commencing on April 3, 2017, have an exercise price equal to $6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iii) 2,600,000 Common Shares. Subsequent to the closing of the Acquisition, Carlin Resources was transferred to Klondex Holdings.

In addition to certain other royalty interests, the properties relating to the Hollister Mine are subject to a 1% net smelter returns royalty in favor of affiliates of Waterton Splitter that is payable after 500,000 ounces of gold and gold equivalent have been extracted, and certain properties relating to the Esmeralda Mine are subject to a 3% net smelter returns royalty in favor of affiliates of Waterton Splitter. See also "Hollister Mine Technical Information".

For further information, please see the Business Acquisition Report which is incorporated in this short form prospectus by reference and is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

HOLLISTER MINE TECHNICAL INFORMATION

Klondex has a 100% ownership interest in the Hollister Mine in Nevada, USA, through its indirect wholly-owned subsidiary, Carlin Resources. The following summary is based on the Hollister Technical Report prepared by SRK Consulting (Canada) Inc. ("SRK"). See "Technical Information".

Project Description, Location and Access

Location and Access

The Hollister Mine is centered on latitude 41° 06' north, longitude 116° 31' west, which is in townships 37 and 38 north, range 48 east, Ivanhoe Mining District, Elko County, Nevada, USA. The centre point is approximately 61.5 miles east-northeast of Winnemucca, Nevada, and approximately 204 miles northeast of Reno, Nevada (straight-line distances).

The Hollister Mine lies 75 miles northeast of Winnemucca, Nevada. The property is accessed on paved and unpaved roads by vehicle, and takes approximately 1.5 hours to reach from Winnemucca. The route from Winnemucca starts east on the paved Highway 95/Interstate 80 intersection, exiting north at Golconda, Nevada, approximately 17.4 miles east of Winnemucca, onto the Midas Road (Route 789) that is initially a paved and then a maintained dirt road. After approximately 14.9 miles, a right turn is taken onto the Midas-Tuscarora County Road (Route 789), at the Getchel Road/5 Mile Road/Midas-Tuscarora County Road intersection. This leads to a right turn, after approximately 31.7 miles and to the east of the turnoff to the Midas Mine onto an 11 mile long, all weather dirt road to the Hollister Mine. The access road was built in the 1990s to support the USX open pit operations and is maintained throughout the year by Carlin Resources.

Mineral Tenure

The Hollister Mine is comprised of 1,005 unpatented lode claims and 11 unpatented mill site claims that cover an area in excess of 18,000 acres. Carlin Resources is the registered title holder of 796 of the 1,005 Hollister Mine lode claims, as well as all 11 of the mill site claims. An additional 209 of the lode claims are controlled by Carlin Resources through various agreements as discussed below and in the Hollister Technical Report.

The table below summarizes the 1,005 lode claims and 11 mill site claims that Carlin Resources either owns or controls. For a list of the 1,005 lode claims and 11 mill site claims, please see Appendix A – "Mineral Tenure Information" of the Hollister Technical Report. It should be noted that the claim boundaries across only a portion of the Hollister Mine were legally surveyed.

A Summary of the Hollister Mine Claims Controlled by Carlin Resources

Claim Group Name	Number	Ownership	Controlled through
Lode Claims
Ivanhoe	402	100% Carlin Resources	Ownership
Reclaim Area	57	Newmont USA Limited	Purchase Agreement
Hillcrest	45	Hillcrest Mining Company	Lease Agreement
Robbie	107	Hi-Tech Exploration Limited	Sub-Lease Agreement
Aagaard	109	100% Carlin Resources	Ownership
Ho	139	100% Carlin Resources	Ownership
Jo	13	100% Carlin Resources	Ownership
Sheep Corral (or SC)	65	100% Carlin Resources	Ownership
RIB	13	100% Carlin Resources	Ownership
HDH	55	100% Carlin Resources	Ownership
Total:	1,005	-	-
Mill Site Claims
MS	8	100% Carlin Resources	Ownership
HMS	3	100% Carlin Resources	Ownership
Total:	11	-	-
*Note: The term "Ownership" means that the claim holder has the possessory right to mine all veins of lode minerals whose apexes lie within the boundaries of the claims. Legal title remains vested in the U.S.

Payment Obligations and Royalties

All operations of any nature that disturb the surface of a mining claim or site in the State of Nevada requires the authorization of the U.S. Bureau of Land Management ("BLM"). The Hollister Mine is wholly-located on federal land administered by the BLM. The necessary authorizations and permits for the Hollister Mine have been obtained through the relevant BLM field office. The only constraint or encumbrance concerning surface access to any part of the Hollister Mine, along the established access roads and/or permitted exploration drilling access roads, relates to access to the Reclaim Area. All Hollister Mine claim blocks are subject to annual maintenance payments to the BLM and Elk County.

On February 25, 2013, the previous title holders of the Hollister Mine entered United States Bankruptcy Code Chapter 11 restructuring proceedings and sought to auction its assets and operations, including the Hollister Mine. On May 3, 2013, the United States Bankruptcy Court for the District of Nevada approved the sale (the "2013 Bankruptcy Sale") of the Hollister Mine to Carlin Resources free and clear of all liens, claims, interests, encumbrances, rights, remedies, restrictions, liabilities and contractual commitments other than encumbrances such as royalties. The acquisition of the Hollister Mine by Carlin Resources closed on May 20, 2013. The table below summarizes the royalties and payments due with respect to the Hollister Mine:

A Summary of the Royalties and Payments Due in Respect of the Hollister Mine Claims

Claim Block	Number of Claims	Net Smelter Royalty	Paid to	Annual Fees (US$)
				BLM	Elko County
Ivanhoe	325	5% Au(1)	Franco-Nevada U.S. Corporation	50,375	3,412
	77	None	-	11,935	808
Reclaim Area	55	5% Au(1)	Newmont Exploration Limited	8,525(2)	577
	2	None	-	310(2)	21
Hillcrest	45	1% Au	Hillcrest Mining Corporation	6,975	472
	-	1% Au	Finley River Company, L.L.C.	-	0
	-	3% Au(1)	Franco-Nevada U.S. Corporation	-	0
Robbie	107	2% Au	Hi-Tech Exploration Ltd., Hillcrest Mining Corporation and Finley River Company, L.L.C.	16,585	1,123
Aagaard	109	None	-	16,895	1,144
Ho	139	None	-	21,545	1,459
Jo	13	None	-	2,015	136
Sheep Corral	65	None	-	10,075	682
RIB	13	None	-	2,015	136
MS	8	None	-	1,240	84
HMS	3	None	-	465	31
HDH	55	None	-	8,525	577
Totals:	1,016	-	-	157,480	10,668

(1)  Subject to the 2013 Additional Royalty (as defined below).
(2)  Claim maintenance fees for the unpatented claims located in the Reclaim Area are paid by Newmont Exploration Limited until such claims are transferred to Carlin Resources. The associated 5% royalty will only be payable by Carlin Resources after it has accepted the transfer.

Ivanhoe Claim Block: The Ivanhoe claim block is owned by Carlin Resources pursuant to the 2013 Bankruptcy Sale. 325 of the claims (the "Ivanhoe Royalty Claims") are subject to a 5% net smelter royalty ("NSR") in respect of gold production, which was originally reserved by United States Steel Corporation ("USSC") and ultimately conveyed to Franco-Nevada U.S. Corporation ("Franco"). Carlin Resources acknowledged and confirmed the 5% NSR in favour of Franco pursuant to an amended and restated royalty agreement dated February 12, 2014 (the "Franco Royalty Agreement"). Pursuant to the Franco Royalty Agreement, Carlin Resources granted Franco an additional sliding scale NSR (the "2013 Additional Royalty") which applies in respect of all minerals produced from the Ivanhoe Royalty Claims when gold price per ounce exceeds US$1,700. The 2013 Additional Royalty is equal to 1.0% when the gold price per ounce is between US$1,700 and US$1,849.99, 1.5% when the gold price per ounce is between US$1,850 and US$1,999.99 and 3.0% when the gold price per ounce exceeds US$2,000. The 2013 Additional Royalty is only payable in calendar quarters where production from the Ivanhoe Royalty Claims, the Hillcrest Claims (as defined below) and the Reclaim Royalty Claims (as defined below) exceeds 13,750 ounces of gold or gold equivalent. The obligation to make payments under the 2013 Additional Royalty shall cease once Franco has been paid, in the aggregate, US$3,550,000 in 2013 Additional Royalty payments.

Reclaim Area Block: A 5% Au NSR is payable to Franco in respect of 55 of the 57 Reclaim Area claim blocks (the "Reclaim Royalty Claims"). The 2013 Additional Royalty is also applicable to the Reclaim Royalty Claims.

Hillcrest Claim Block: The Hillcrest claim blocks (the "Hillcrest Claims") are comprised of 45 lode claims and are owned by Hillcrest Mining Company ("Hillcrest") of Lakewood, Colorado, USA. The Hillcrest Claims are currently controlled by Carlin Resources, subject to a sub-lease from the Hillcrest and Finley River Company, L.L.C. ("Finley") partnership, the term of which expires in 2061. The Hillcrest Claims are subject to annual maintenance payments to BLM and Elko County. There are two royalties associated with the Hillcrest Claims:

•

A 2% Au NSR reserved to Auric Metals Corporation ("Auric"). Auric subsequently assigned one half of its reserved royalty to Hillcrest pursuant to the terms of an amendment to the Auric-Hillcrest mineral lease and assignment of interest dated March 19, 1987 and, Auric conveyed its remaining 1% Au NSR to Finley as part of an assignment of interest dated October 27, 2000.

•	A 3% Au NSR in favor of USSC that was ultimately conveyed to Franco. The 2013 Additional Royalty is also applicable to the Hillcrest Claims.

Robbie Claim Block: The Robbie claim block is comprised of 107 contiguous claims, covering approximately 800 hectares (approximately 8 square kilometers or 1,977 acres) (the "Robbie Claims"). Great Basin Gold Limited ("GBG") leased the Robbie Claims pursuant to a lease agreement dated June 8, 1999 (the "Original Lease Agreement") between GBG and the lessors (Hi-Tech Exploration Ltd. ("Hi-Tech"), Auric, James F. Fouts and Hillcrest). The Original Lease Agreement was replaced by a lease agreement dated May 2, 2012 (the "Current Lease Agreement") between Hi-Tech, Hillcrest, Finley and Rodeo Creek Gold, Inc. ("RCG"). Carlin Resources acquired RCG's interest in the Current Lease Agreement in 2013. The Current Lease Agreement extends to May 31, 2030 and renews automatically upon satisfaction of the terms stated in the Current Lease Agreement.

Other Claim Blocks: The Aagaard, Ho, Jo, Sheep Corral, RIB and MS claim groups are wholly owned by Carlin Resources and were acquired through the 2013 Bankruptcy Sale process. For additional information on the agreements related to the other claim blocks, please refer to Section 3.2.2 – "Other Claim Blocks Agreements" of the Hollister Technical Report.

There are no other back-in rights, payments or other agreements and encumbrances payable or due with respect to the Hollister Mine claims, except for a 1% NSR royalty on all mined minerals extracted from the properties forming the Hollister Mine (underground, open pit or otherwise), payable to Waterton Nevada Splitter, LLC after Carlin Resources has recovered 500,000 ounces of gold from such properties, pursuant to a royalty agreement dated effective July 25, 2016 between Waterton Nevada Splitter, LLC and Carlin Resources.

The Hollister Mine is not subject to any known environmental liabilities or mitigation measures, other than those associated with the normal course of mining operations and ensuring reclamation and closure.

History

The Hollister property has had many operators over the years, which have extracted opalite, mercury, gold and silver. Below is an itemized summary of historical exploration conducted and any relevant resource estimations at the Hollister Mine:

Dates	Company	Activity Details
1915 to 1943	Various owners	Mining activity commenced on mercury deposits.
1943 to Early 1960s	-	No local mercury production.
Early 1960s to Late 1960s	Auric	Exploration for mercury and other metals resumed. Drilled 100 rotary holes for mercury around the Velvet (mercury) Mine area.
1970s	Apco Oil	Drilled a porphyry molybdenum target.
	Noranda Inc.	Drilled a uranium target.
	Homestake Mining Company	Explored the district for McLaughlin-type (hot springs model) gold deposits.
1980s	Placer Dome Inc.	Drilled several holes for mercury, silver and gold. Resulted in insufficient mineralization to warrant mine development.
	Bear Creek (Kennecott)	Drilled a number of holes targeting gold mineralization. Resulted in insufficient mineralization to warrant mine development.
1980 to 1986	USSC

Extensive exploration and drilling carried out on HDB (over an area comprising of approximately 5% of the total area of the Hollister Mine (the "Hollister Development Block" or the "HDB"). Oxidized and disseminated gold mineralization hosted in Tertiary-aged volcanic rocks was delineated.

1987	Touchstone-Galactic Resources joint venture

Conducted open pit/heap leach operation, centered on the Tertiary- hosted, disseminated gold mineralization. Property and district-wide exploration comprising of surface geologic mapping, rock chip sampling, and numerous geophysical surveys conducted.

1992 to 1993	Newmont	Property-wide exploration to expand the Hollister Mine and identify additional gold and silver resources was conducted. Extensive surface geochemical samples collected.
1997 to 2013	GBG	Exploration directed towards delineation of the Clementine and Gwenivere vein systems was conducted. Completed a property-wide lithology and alteration mapping program.
2002 to 2007	Hecla Mining Corporation-GBG joint venture

Survey conducted on HDB, where over 2,750 ft of underground development was completed. The Clementine and Gwenivere veins were delineated and a total of 175 resource definition holes were drilled from underground development platforms.

2007 to 2013	GBG

Ground gravity survey conducted and lithological mapping within the HDB was completed, as well as regional lineament and structure mapping. This exploration work defined several targets nearby the Hollister Mine vein system, including the Gloria target located 500 ft to the northwest and the Hatter target located 5,000 ft to the east.

In 2011, a then current Measured and Indicated resource of 1,017,000 tonnes (1,121,000 short tons) grading 1.305 opt Au, for a total of 1,637,000 ounces Au above a 0.25 opt cut-off was defined, as disclosed in the technical report titled "Technical Report on the Update of the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine Elko County, Nevada, USA" dated February 8, 2011 (effective date of June 30, 2010 for the resource and January 1, 2011 for the reserve), prepared by Johannes G. Oelofse, FSAIMM, Pr. Eng. and Philip N. Bentley, Pr. Sci. Nat. of GBG and Daniel van Heerden, Pr. Eng., ECSA, FSAIMM, AMMSA of Minxcon Mining Consultants, which is available

Dates	Company	Activity Details

at www.sedar.com under GBG's profile. According to the authors of the Hollister Technical Report, this estimate was subsequently amended and restated in September 4, 2012. The stated tonnes and ounces for both the Measured and Indicated resource at a 0.15 oz/t Au cut-off was 813,000 tonnes grading 0.787 oz/t for a total of 706,000 ounces. SRK has not located the technical report disclosing this mineral resource estimate. For both estimates, a qualified person from Klondex has not done sufficient work to classify these historical estimates as current mineral resources and the Corporation is not treating these historical estimates as current mineral resources. These historical estimates cannot be fully verified. These values cannot and should not be relied upon and are only referred to herein as an indication of previously defined gold mineralization. The relevance of the historical resources is not known. Key assumptions, parameters and methods used to estimate these resources are not known. No other more recent indications of resources have been encountered. In order to verify these resources as NI 43-101 compliant categories, the historical areas would need to be re-drilled with updated sampling procedures put in place.

Historical Production

In 1915, mining activity commenced on mercury deposits where as many as 150 flasks were reportedly produced through to 1917. Notable mining recommenced in 1929 and through 1943 more than 2,000 additional flasks were produced with the majority of ore extracted from Butte #1 and Butte #2 Mines, as well as the Velvet and Clementine Mines.

The Hollister Mine open pit mine commenced production in 1990 and continued until 1992 when Galactic Resources ("Galactic") declared bankruptcy as a result of problems at the Summitville mine in Colorado, USA. Total production reported during the period was 115,696 troy ounces of gold contained in 2,968,297 tonnes (3,271,954 short tons) from a conventional open pit-heap leaching facility.

GBG commenced underground trial mining in 2008 and continued until May 20, 2013. The Gwenivere and Clementine veins were exploited using conventional cut and fill and longhole stoping methods. A total of 407,546 gold equivalent ounces were sold during this time. Below is a summary of the production during the trial mining period by GBG:

Trial Mining Production by GBG

Year	Tons Produced	Au Eq Oz Sold
January 1 to December 31, 2008	62,382	-*
January 1 to December 31, 2009	61,519	175,050
2010	97,141	81,123
2011	103,697	79,042
2012	98,034	57,576
January 1 to May 19, 2013	34,505	14,755
Totals:	457,278	407,546
*Note: Gold production from 2008 was sold in 2009 and therefore is included in the 2009 total.

Following the 2013 Bankruptcy Sale to Carlin Resources, drilling and trial mining from the Gwenivere, Clementine and Gloria veins continued until mining ceased on November 25, 2013. A total of 20,078 gold equivalent ounces were produced during this period. Below is a summary of the production during this period by Carlin Resources:

Trial Mining Production by Carlin Resources

Year	Tons Produced	Au Eq Oz Sold
May 20 to November 25, 2013	34,976	17,736
2014	*	2,342
Totals:	34,976	20,078
*Note: There was no production in 2014. Any gold production would have been from residual stockpiles of mineralized material remaining after mining ceased.

Geological Setting

Regional Geology

Northeast Nevada has a complex history of sedimentation, volcanic and igneous activity, as well as structural deformation dating from the early Cambrian to the Cenozoic. Compressional tectonism associated with the Late Devonian to Early Mississippian Antler Orogeny resulted in large-scale, eastward thrusting of western-facies eugeoclinal rocks (siliclastic) over eastern facies miogeoclinal units (shelf carbonates) along the Roberts Mountains thrust fault system. Regional-scale plutonic activity occurred across the entire Great Basin of Nevada from the Late Triassic to the Cretaceous. Most of the intrusive bodies are intermediate in composition and tend to be stock size, although dykes and sills of this age are also common. Many of the intrusive bodies have a strong spatial, if not genetic, relationship to several of the region's precious metal districts and deposits. Widespread volcanic activity began in the region at approximately 43 to 41 million years ago ("Ma"), during the late Eocene epoch, when ash flow tuffs and lacustrine deposits were laid down on the Paleozoic and Mesozoic basement. Tertiary intrusive activity in the region resulted in the emplacement of dykes, sills and stocks of intermediate to mafic composition, with ages that cluster around 38 to 43 Ma and 14 to 17 Ma.

Miocene volcanic rocks in the Ivanhoe district are related to bimodal volcanism that affected much of the northern Nevada. Basaltic andesite and dacite lavas and dikes formed along the 450 mile-long, north-northwest trending Northern Nevada rift, the east margin of which is several kilometers west of the district. These mafic to intermediate rocks were erupted about 16.5 to 14.7 Ma, and they largely were confined to the structural graben along the rift axis. Rhyolitic lavas, domes, and tuffs were emplaced throughout northern Nevada about 16.5 to 14.0 Ma, in places covering the earlier mafic volcanic rocks. Both the mafic and felsic Miocene igneous rocks are thought to be related, at least in part, to the Yellowstone hot spot; they reflect direct contributions of mantel-derived basalts, partial melting of the lower crust to produce the rhyolites, and magma mixing to produce intermediate compositions. The middle Miocene climate was temperate, and small to large lakes deposited lacustrine sediment in many areas of northern Nevada, such as the area of the Ivanhoe district.

East-northeast and west-southwest directed extension generated north-northwest striking faults between 17 and 10 Ma. Dikes emplaced during this period of extension, such as those along the Northern Nevada Rift, have the same north-northwest orientation. Late Miocene and younger northwest directed extension produced the modern basin and range physiography as well as east-northeast trending pull-apart grabens, such as the Midas Mine trough to the north-northwest of the district.

Property Geology

The geologic setting at Hollister Mine includes Ordovician Vinini Formation (Ov) at the base of the sequence consisting of basinal sedimentary quartzite, siltite, and argillite rocks. The unconformity surface is a fanglomerate conglomerate/breccia (TOf) with angular and sub-angular Vinini clasts within a silt, sand and tuffaceous matrix. Ordovician rocks are intruded and overlain by late Eocene intrusive, welded tuff, and mafic rocks. Welded tuffs are overlain by basalts and trachyandesites and these are preserved in a west-trending belt in the northern part to the district. Eocene granodiorite intrusive rocks are present in the northeastern portion of the district.

Middle Miocene volcanic rocks dominate the surface exposures in the Ivanhoe district, including basaltic trachyandesite to andesite lavas and dikes, and rhyolitic to dacitic lavas, domes, and tuffs are 200 to 500 ft thick in the Hollister Mine deposit area. Igneous activity at the Hollister Mine occurred between 16.5 and 14.0 Ma and is part of the bimodal basalt-rhyolite assemblage related to the Northern Nevada Rift. However, the Hollister Mine is situated several kilometers east of the rift margin.

Lacustrine sedimentation in the northern Hollister-Ivanhoe district occurred between 16.5 and 16.0 Ma, forming a thick sequence of volcaniclastic sedimentary rocks, known as the lower tuff. This was followed by eruption of the Rock Creek flow-banded rhyolite in the western and northwestern portions of the Ivanhoe district, at about 16 Ma, which created a subaerial topographic high along the western margin of the lake. Continued sedimentation expanded the margins of the lake, south to the area of the Hollister Mine, where thinning of the lower tuff to 0 to 100 ft suggests the mine area was a topographic high. Around 15.4 Ma, andesite to basaltic andesite flows erupted in the western part of the Ivanhoe district.

Following the eruption of andesite flows, continued widespread lacustrine sedimentation formed what is locally referred to as the middle tuff. The middle tuff locally contains siliceous sinter and opalite replacement deposits. At 15.1 Ma, a 10 m thick vitric tuff was deposited subaerially over much of the Ivanhoe district, forming a distinct marker unit. Eruption of the vitric tuff was followed by another episode of lacustrine sedimentation. In addition, several local volcanic and hydrothermal events occurred at Hollister Mine between 15.2 and 15.0 Ma. Starting at 15.16 and continuing to 14.92 Ma, voluminous rhyolite flows, including the Craig and Velvet rhyolite were emplaced northeast and southeast of Hollister Mine.

Sedimentation continued until at least 14.4 Ma, with increasing fluvial conditions rather than lacustrine. At 14.92 Ma, rhyolite porphyry domes erupted north of the Hollister Mine. Between 15.1 and 14.4 Ma, the Ivanhoe district had lakes, streams, and highlands underlain by Vinini Formation, Craig and Velvet rhyolite, tuffaceous sediments, and rhyolite porphyry domes.

The interpreted volcanic and hydrothermal history is similar to the history of the Midas Mine district and its high-grade veins located approximately 12 to 15 miles northwest of the Hollister Mine. Lacustrine sediments, referred to as the Esmeralda formation at Midas Mine, likely represent the fringe of the Ivanhoe paleo-lake. At both the Midas Mine and the Hollister Mine, rhyolite flows and domes erupted during mineralization, though high-grade vein mineralization and rhyolitic volcanism at the Midas Mine occurred between 15.6 and 15.2 Ma.

For additional information on the geological setting, including information on the structural setting and alteration, please refer to Sections 6.3 and 6.4 – "Structural Setting" and "Alteration", respectively, of the Hollister Technical Report.

Mineralization

Mercury deposits are present throughout the property, as blanket deposits developed within flat-laying to gently dipping beds of opalite, fissure veins and stockwork zones. Deposits are localized along steep faults of small displacement, and irregular replacement orebodies in brecciated opalite.

Disseminated gold mineralization occurs in altered Miocene volcanic units in the Hollister Mine open pits. Average grades from the Hollister Mine open pits were ~1.2 g/t Au. Other zones of volcanic-hosted, disseminated gold are also known to exist beneath near-surface Hg mineralization at the Clementine, Velvet, and Butte, north of the Hollister Mine open pits.

The disseminated gold deposit at Hollister Mine underlies a silicified horizon of the middle tuff, which is associated with replacement Hg mineralization. This style of mineralization also displays a broad spatial association with the eastern to northeastern limit of the mafic flows. Disseminated gold is typically hosted in the middle and lower tuff units plus the thin, episodic mafic flow units, and locally extends downward into the Vinini Formation for tens of meters or upwards into the opaline silica bodies. In the open pits, the lower tuff hosts much of the disseminated gold ore. Based on drill core observation, the high-grade mineralized volcanic units above the Clementine and Gwenivere veins are associated with locally developed cryptocrystalline quartz veinlets. Shallow, mineralized tuffs are generally oxidized, while preserved unoxidized parts of the disseminated mineralization are typically restricted to andesite flows. Oxidized mineralization is characterized by native gold, electrum and as sub-microscopic gold in goethite. Unoxidized mineralization in the open pit is characterized by electrum, pyrite, quartz, chalcedony, and adularia. Gold can occur in association with chalcopyrite, cinnabar, tetrahedrite-tennantite, sphalerite and arsenopyrite. Adularia from this mineralization was dated by K-Ar at 15.1 ± 0.4 Ma.

Veins at the Hollister Mine contain the bulk of the high-grade mineralization (> 10 g/t Au) known within the property. The principal veins, Clementine and Gwenivere, comprise semi-continuous vein systems with internal ore shoots, and local en echelon steps or splays. The veins in mineralized areas typically range from 0.5 to 2.0 ft in width, but locally can be more than 5.0 ft in width. The veins are mostly entirely hosted below the Tertiary-Ordovician contact.

For additional information on mineralization and oxidation, please refer to Sections 6.5 and 6.6 – "Mineralization" and "Oxidation", respectively, of the Hollister Technical Report.

Deposit Types

Gold, silver and mercury deposits of the Ivanhoe district formed about 15.2 to 14.9 Ma in a rift low-sulfidation epithermal hot spring environment. Mineralization exists in three deposit types: (1) mercury in laterally extensive near-surface replacement silica zones and more localized sinter deposits, principally in the middle tuff unit; (2) disseminated gold in the middle and lower tuff units, andesite, and the Vinini Formation beneath the hot spring mercury deposits; and (3) deeper high-grade gold-silver quartz-adularia veins and fracture zones in the Vinini Formation and Rock Creek and Craig rhyolites. The near-surface mercury and disseminated gold deposits are connected vertically, and oxygen isotope data suggest that the veins represent feeders for at least part of the near-surface mineralization.

Exploration

A variety of exploration programs have been conducted on the Hollister Mine since the early 1900s. For information on the historical exploration conducted at the Hollister Mine please see "Hollister Mine Technical Information – History" above.

The most recent exploration programs completed at the Hollister Mine were conducted by GBG in 2009 and Carlin Resources in 2014. In 2009, GBG completed a gravity survey consisting of 1,137 stations collected at 650 ft by 650 ft spacing. The data was merged with 423 gravity stations acquired by Newmont USA Limited ("Newmont") over the main Tertiary area. Also during this period, lithological mapping within the Hollister Development Block was completed, as well as regional lineament and structure mapping from satellite imagery. In 2014, Carlin Resources completed extensive data compilation of all historical property-wide mapping. Property and district-scale structure reviews were completed by Panterra Geoservices Inc. and a structural review was also completed by Carlin Resources. Vein characterization and spectroscopy alteration was completed for the different Ordovician hosted veins. Spectrographic alteration was also done on the Tertiary above vein zones and in the Hatter intrusive from drill core. Mercury data was leveled for regional soils and used with regional and local structural interpretations. In addition, a mineralized material characterization study was completed.

Drilling

Below is an itemized summary of historical drilling activities conducted at the Hollister Mine:

Dates	Company	Activity Details
1981 to 1985	Unknown and USSC	224 holes were drilled for a total of 74,977 ft. Of these holes, 213 were drilled by USSC.
1987 to 1992	Touchstone-Galactic joint venture	Drilled 737 holes for a total of 367,431 ft. Resource and definition drilling focused around the USX west and USX east pits.
1992 and 1995	Newmont	Drilled 73 holes for a total of 67,951 ft.
August 1997 to July 2002	GBG	Drilled 217 surface drill holes for 219,185 ft.
August 2002 to April 2007	Hecla Mining Company	Completed underground diamond drilling with 189 holes drilled for a total of 73,397 ft.

Dates	Company	Activity Details
May 2007 to March 2009	GBG	Drilled 224 underground and surface holes for a total of 176,586 ft.
April 2009 to May 2013	GBG

Drilled 896 holes from underground for a total of 341,736 ft. The majority of these holes were used to delineate stopes and development blocks, but 120 of these holes targeted Tertiary-hosted mineralization.

Drilled 3 surface core holes for a total of 4,436 ft, with one of the holes drilled for geotechnical purposes.

May 2013 to November 2014	Carlin Resources

Drilled underground on the on Clementine, Gwenivere, and Gloria veins on stope delineation for a total of 25,080 ft.

Drilled 11 holes in development blocks 11 holes for a total of 6,458 ft.

Tertiary volcanic units from the underground with 17 SJBZ holes drilled for a total of 5,334 ft.

Drilled 2 surface HQ core holes, GLOR14-001 and GLOR14-002 for a total of 2,583.8 ft, which targeted the Gloria Vein extension located to the west-northwest of the main Hollister Mine veins.

November 2014 to June 2016	Carlin Resources	Drilled 36 underground holes for a total of 17,998 ft. targeting the west extension of the Gloria Vein.
July 2015 to November 2015	Carlin Resources	Drilled 22 surface HQ core holes for a total of 12,527 ft.

Sampling and Analysis

Sample Preparation and Assaying Procedures

The authors of the Hollister Technical Report found that drill sample preparation and analytical procedures were generally consistent between 1997 and 2013 and observed the following sequence in protocol:

•	majority of reverse circulation ("RC") drilling was completed as pre-collars for diamond drill hole tails. RC chips were passed through a cyclone with 8 to 10 pound samples split every 5 ft;

•	RC chips were logged by the geologist;

•	samples were picked up at the drill rig and transported by laboratory personnel to a sample preparation facility;

•	drill core logging, sampling and data compilation work was performed. During sample mark-up, sample bags were tagged with sample tags corresponding to the relevant intervals;

•

the core was split using a mechanical splitter along the core axis for each marked sample interval and placed into the labelled canvas sample bag. The remaining half was placed in the core box. Whole core was sampled only where significant visual vein mineralization was observed. Sample information was marked on the core boxes with sample tags and flagging tape detailing relevant depths and numbers;

•	sample logs were generated and stored at the Battle Mountain facility and later the Winnemucca facility; and

•	drill core sampling procedure included 5 ft samples throughout the Tertiary units, and were selectively sampled based on geologically defined intervals below the Tertiary-Ordovician contact.

Additionally, the authors of the Hollister Technical Report noted that the Hollister Mine sample preparation procedures varied slightly between 1999 to 2001 and 2002 to 2013 and observed the following additional steps in sample preparation:

•	dry and weigh the sample;

•

jaw crush the entire sample with the crushed to 70% passing 10-mesh, split a 500 gram sub-sample using a Jones splitter during the period 1999 to 2001, and crushed to 90% passing 10-mesh with a 300 gram sub-sample using a Jones splitter during the period 2002 to 2013; and

•

pulverize sub-sample with the 500 gram sub-sample to 95% passing 150 mesh using a large capacity ring and puck pulverizer during the period 1999 to 2001, and 300 gram sub-sample to 90% passing 150 mesh using a large capacity ring and puck pulverizer during the period 2002 to 2013.

All half core, RC, channel and duplicate samples were assayed for gold by 30 gram lead collection fire assay ("FA") fusions with either an atomic absorption spectroscopy ("AAS") or gravimetric finish. Most of the results were reported in parts per million ("ppm"). All samples that returned FA-AAS values greater than 10 ppm Au and greater than 100 ppm Ag were re-assayed with gravimetric finish. Between 1998 and 2008, samples with gold assays greater than 8.57 g/t (0.25 oz/st) were routinely selected for precious metallic screen assays.

Metallic screen sample preparation consisted of drying and jaw-crushing the entire sample to 90% passing 10 mesh, taking a 1,000 gram sub-sample using a rotary splitter, and then pulverizing the sub-sample to 90% passing 150 mesh using a large capacity ring and puck pulverizer. Gold and silver determinations were by metallic screen analysis, with two 1 assay-ton (30 gram) fire assays completed on the fine fraction and the coarse fraction fire assayed in its entirety. The final gold and silver values were calculated as weighted average from the fine and the coarse fraction assays.

From 2013 to 2016, the same procedures as those established between 2002 and 2013 (as outlined above) were used for underground diamond drilling. For surface diamond drilling from 2013 to 2016, the authors of the Hollister Technical Report observed the following sequence in protocol:

•	all core was placed in a core box at the drill rig by drilling personnel. All box markings and core run blocks were placed on and in the core box by drilling personnel;

•	core was transported by Carlin Resources employees from the rig to the Winnemucca facility where the geotechnical and geological logging was completed;

•	sample intervals and core cutting lines along core axis were marked. Sample intervals were typically 5 ft long but were sometimes adjusted for lithological or redox boundaries;

•

sample tags were stapled onto the inside of the core box. Flagging tape was used to delineate specific gravity ("SG") samples that were up to 4 inches in length. The marked up core was then photographed with a digital camera;

•	the core boxes were stacked and stored at the Winnemucca facility until American Assay Laboratory ("AAL") collected and transported the core to the Sparks lab;

•	AAL completed all sample preparation, assaying and SG analyses;

•	a digital copy of the sample sheet was sent to AAL via e-mail to assist with sample bag labelling and to alleviate any errors;

•

core was cut using rock saws at the labs facility. Cuts were made along the line that marked the core axis and along the line that marked the start and end of each sample. One side of the core was sampled into a labelled bag and the other half remained in the box. Labelled SG samples were removed from the sample before cutting core along the axis;

•

pre-determined Carlin Resources quality controls samples were inserted into the sample stream at the AAL cutting facility. Visits to the lab were frequently/periodically carried out to ensure correct cutting and sampling procedures were completed; and

•	after cutting and bagging, the samples were delivered to the laboratory's preparation and analytical area and treated as described for the 2002 to 2013 methods.

Security and Storage of Samples

From 1997 to 2013, all drilling, logging and sampling were supervised by either the GBG geological or engineering staff members. Between 1997 and 2007, all samples and geological logs were transported to a secure Battle Mountain facility. Between 2007 and 2013, the samples were transported by the GBG personnel to the secure facility at Winnemucca. Individual sample bags were placed into wooden boxes for transport and stored in a locked enclosure, prior to being transported either by a GBG truck or by the laboratory's truck for delivery to laboratory's sample preparation facility.

From 2013 to 2016, core boxes at the drill rig were stacked by the drilling personnel and transported to the Winnemucca logging facility by Carlin Resources employees. At the facility, Carlin Resources' personnel sequentially laid out the core boxes to ensure all boxes had been received. Once the core was logged for geological and geotechnical data, it was photographed and marked for sampling, the core was boxed up and numerically stacked on pallets. The pallets were picked up by AAL personnel who signed chain of custody and submittal forms before leaving the logging facility. Sample pulps and the remaining half of the core were returned from the laboratory following assay reporting and quality assurance and quality control ("QAQC") checks. The pulps were returned in sealed paper envelopes and stored in sealed containers at the Winnemucca logging facility. The stacked core boxes are stored on wooden pallets and kept in the Winnemucca core storage area.

Specific Gravity Determinations

Sampling by GBG for SG determinations concentrated on mineralized veins and wall rock slated for underground mining. GBG completed over 460 SG determinations between 1998 and 2001 using uncoated whole drill core quartz vein, breccia and wall rock samples. A further set of determinations was carried out by ALS Chemex, at their laboratory at Elko, Nevada, on 24 drill core pulp samples using a pycnometer. Following a Behre Dolbear review in 2001, it was concluded that the pycnometer measurements might have been artificially higher than the true average In situ value, due to the influence of voids and fractured material that had not been taken into account. An average bulk density of 2.50 g/cm3 was recommended and applied. In subsequent years, bulk samples of mineralized material from main mineralized veins were sent to a lab for SG determinations. Average bulk densities from the veins were estimated at 2.65 g/cm3.

In 2015, Carlin Resources carried out 406 additional SG determinations of whole core samples from a broad range of lithological, altered, oxidized and mineralized units. Of these SG determinations, 369 were collected from the Tertiary units. Four inch samples were delineated by blue flagging on both the upper and lower contact. Drill hole identification and footage was written on either the blue flagging and/or core sample. Sample footage, lithology, alteration, and oxidation was noted in the logging Excel spreadsheet. A copy of the sample list accompanied the submittal form and chain of custody to the laboratory. AAL performed a paraffin wax coating method (SG-DISP) to calculate the SG. Twenty-one samples were also sent to ALS Global laboratory of Sparks, Nevada in order to check SG determinations. Samples were taken from the consecutive 4 inches of whole core below the SG samples selected for AAL. The wax coating method (OA-GRA08a) was used with results being comparable to AAL.

Analytical Quality Control Data

The QAQC results are grouped by surface and underground drilling as they were separate campaigns. Details regarding the QAQC measures prior to 2015 are set out in Sections 10.5.1 and 10.5.2 – "QAQC Verifications 1998 to 2001" and "QAQC Verifications 2006 to 2014", respectively, of the Hollister Technical Report. For the charts relating to the QAQC review conducted between 2006 to 2015, please refer to Appendix B – "Analytical Quality Control Data and Relative Precision Charts" of the Hollister Technical Report.

It is the opinion of the authors of the Hollister Technical Report that the sampling preparation, security and analytical procedures used by GBG and Carlin Resources were consistent with generally accepted industry best practices and therefore adequate. It is also the opinion of the authors of the Hollister Technical Report that overall, the validation and the analytical quality control data examined suggests that gold grades were reasonably reproduced, and that the assays are generally reliable for the purpose of mineral resource estimation.

Surface Drill Holes

SRK reviewed the results of the Carlin Resources QAQC program for the 2015 surface drilling and found the results to be acceptable. In 2015, Carlin Resources collected a total of 2,701 samples taken from 22 drill holes and sent the samples to AAL for analysis. QAQC blanks, standards, and duplicates samples were introduced into the sample stream at approximately one in every ten samples. Carlin Resources submitted 95 field blanks for analysis and no failed values were reported. The blanks were a coarse landscaping marble that was packaged and labeled along with the drill core samples. Blanks were considered failed when the result was greater than 0.025 g/t for gold. A total of four standards failed and the failed batches were rerun. The rerun assays supersede the original assays in the database. SRK found that overall, the standards performed quite well. Carlin Resources collected a number of field duplicates representing a second half of the cut core. Over 60% of the field duplicate pairs were within 10% of each other and SRK noted that the field duplicate results are acceptable.

Underground Drill Holes

SRK reviewed the results of the Carlin Resources QAQC program for the 2015 underground drilling and found the results to be acceptable. In 2015, Carlin Resources drilled 34 underground drill holes totaling 15,414 ft, which were drilled to target the Gloria vein system. A total of 2,212 samples were taken from 34 drill holes and sent to AAL for analysis. QAQC blanks and standard samples were introduced into the sample stream at approximately one in every twenty samples. A total of seven standards were utilized for the 2015 underground drill program. Standard CDN-GS-22 and internal standard, HVS2, are not included in the review as they have less than ten samples each. Carlin Resources submitted for analysis 274 field blanks and 7% failed values were reported. The blanks were a coarse landscaping marble that was packaged and labeled along with the drill core samples. Blanks were considered failed when the result was greater than 0.025 g/t for gold. Underground drilling was determined not to have a significant impact on the estimated resource and the blank performance was determined to be acceptable. Standards CDN-GS-2Q and CDN-GS-6D had no samples outside of 3 standard deviations from the expected value and were determined to have performed well. Standard CDN-GS-22 failed for 5% of the samples but was determined to have performed well while standard CDN-GS-6D failed for 14% of the samples was determined not to have performed well. Despite the failed values, SRK reviewed both standards and determined them to be acceptable.

Data Verification

SRK was provided with a drill hole database export from DataShed in CSV format which included data regarding collar, survey, assay, lithology, alteration, redox, and SG tables. A review of both the current drill hole data and the historic data from the post-1997 period was conducted. A total of 25% of the resource database was validated against assay certificates provided by Carlin Resources. The QAQC programs and the results from these programs were confirmed and reviewed. In addition, SRK reviewed and verified assay data from 14 historic handwritten holes drilled prior to 1998, as no certificates are available. It is worth noting that although the resource has been estimated for silver, the verifications and validations were focused on gold assays representing almost all of the mineral resource on the Hollister Mine.

Data Verification by Carlin Resources

Two database verification programs have been carried out by Carlin Resources with the first having been completed in November 2014 and the second having been completed in February 2016. Combined, both programs verified 202 drill holes from within the resource area. Each verification program randomly selected drill holes from the historical surface, recent surface and underground databases. The work comprised verification of collar location, downhole surveys, and assay data against available paper files, certificates and logs. Both programs showed overall good correlation with the paper files, certificates and logs, with few minor issues identified.

The authors of the Hollister Technical Report determined that the most concerning issue from the 2014 program was that a large portion of the assays in the DataShed hosted database were missing. The other issue identified during both programs was that historical surface assay results were being converted from ppm to opt into an earlier Fusion-hosted database before the results were subsequently loaded in DataShed. Once loaded into DataShed, the assay results were converted back to ppm from opt. This conversion created rounding errors that results in very small differences (usually 0.001 ppm differences) to the paper files. The assays that were missing from the November 2014 verification were all located within the paper log files located at the Winnemucca field office. As all of the missing assays were historical surface holes, no certificates were located so results were input from the paper log files into an Excel spreadsheet and then imported into the DataShed hosted database. As for issue regarding the conversion from ppm to opt, where electronic certificates were located, the files were loaded in the DataShed-hosted database. All other results were not changed.

Data Verification by SRK

An evaluation of historic drilling with 2015 drilling and a comparison of drill hole assay data from different periods in time was conducted by SRK in February 2016, the results of which have been summarized briefly below as well as in the Hollister Technical Report.

The Hollister Mine database contains descriptive and assaying information for exploration drilling conducted throughout many years by different operators. Between 1980 and 1986, USSC drilled 228 drill holes. Further drilling was done by Touchstone and Galactic (1987 to 1992), Newmont (1992 to 1997), GBG (1997 to 2013) and Carlin Resources (2013 to present).

To evaluate differences between drill hole assay data in different periods in time, and especially the differences with Carlin Resources' drill holes from 2015, the data were arbitrarily grouped into four periods:

•	Period 1: 1981 to 1989 (80s);

•	Period 2: 1990 to 2000 (90s);

•	Period 3: 2001 to 2014 (2000s); and

•	Period 4: 2015.

Two methods were used to compare drill holes from different periods and to compare RC and core hole data. Method 1 used a nearest neighbor approach where 25 x 25 x 10 ft blocks were estimated by the nearest composite assay within a search radius of 150 x 150 x 30 ft. Only blocks estimated from different periods and from different data types were used in the statistical analysis (blocks-in-common). Method 2 utilized large panels 600 x 600 x 30 ft in size. All composites from data drilled in different periods were averaged within each panel. If the distributions of block grades across different periods remain similar, they will have similar average grades and will plot close to a 45° line. Overall, the grades from the grouped data were found to be quite similar. The results of the analysis of different data types in the same areas indicate that the historical data are generally similar to the 2015 data. Moreover, the historic data collected from different periods are also quite similar. According to the authors of the Hollister Technical Report, there is no indication from the analysis that the historic data are biased.

Assays from RC and core holes were compared in all four domains from the main area. SRK determined that in the vein zone area, the assays compare very well. On the other hand, in other domains, especially in the Velvet area, there is some indication that the core assays are somewhat higher than the RC assays. SRK is of the opinion that, in general, the core and the RC assays should be considered quite similar. SRK validated 25% of the database from assay certificates and original logs within the resource area. The Hollister Mine has been drilled throughout many years by different operators. Most of the surface drill holes were drilled between 1981 and 2012 (927 holes) with 24 new holes drilled in 2014 and 2015 by Carlin Resources. All underground drill holes within the resource area were drilled between 2006 and 2015 (1,177 holes). Nearly 44,000 assays were validated in the area of interest. These assays ranged in analytical date from 1997 to 2015, with less than 1% errors found. An additional 2,323 assays from 14 holes drilled between 1985 and 1989 were scanned and validated against the database. Only two errors were found. All errors were corrected in the resource database. SRK determined there are a large number of assays with very small discrepancies between the database and the certificates. After discussions with Carlin Resources, the authors of the Hollister Technical Report determined that these small changes are due to a database unit conversion. SRK has determined that no systematic bias is present. Note that gold assays below detection limit values were reassigned to 0.001 oz/ton Au or 0.034 g/t Au.

The results of the analysis of different data types in the same areas indicate that the historical data are generally similar to the 2015 data. Moreover, the historic data collected from different periods are also quite similar. According to the authors of the Hollister Technical Report, there is no indication that the historic data are biased. A large number of assays in the database were validated against assay certificates or original logs. These assays ranged from 1997 to 2015, with less than 1% of errors found. SRK concluded that the current database is a proper reflection of the assay grades reported in assay certificates.

Mineral Processing and Metallurgical Testing

Details regarding the historical mineral processing and metallurgical testing conducted on the Hollister Mine are set out in Sections 12.1 and 12.2 – "Historical Testwork (1983 to 1984)" and "Historical Testwork (1987 to 1988)", respectively, of the Hollister Technical Report.

In 2015 and 2016, Carlin Resources conducted validation and verification of the metallurgical domains. The addition of cyanide soluble data to the exploration geology assay suite was used to confirm that the oxidation state (redox) logging is of sufficient quality to generate redox surfaces/domains which can be used for metallurgical domaining and ultimately for recovery estimation purposes. The 2015 redox logging was found to be robust and of value for metallurgical domaining purposes. Based on the analysis of the cyanide solubility ratio and redox logging, the following reclassification of redox logging is deemed appropriate for the purposes of metallurgical domaining:

•	Oxide = redox categorical 1 and 2;

•	Transition = redox categorical 3 and 4; and

•	Reduced = redox categorical 5.

Carlin Resources also conducted analysis to determine metallurgical recovery estimates. Previous testwork revealed a strong correlation between column leach testwork and bottle roll testwork gold recoveries. Based on this correlation, Carlin Resources conducted a regression analysis of the cyanide solubility data available within the reclassified metallurgical domains to yield the following recovery relationships:

•	Recovery Au_oxide = 72%;

•	Recovery Au_transition = 34%; and

•	Recovery Au_reduced = 8%.

This recovery function includes a process efficiency factor of 90% to account for inefficiencies in commercial scale operation. As a validation, projected heap leach recoveries were calculated on an ounce-weighted basis using the historical column leach testwork results and including a 95% process efficiency factor for commercial operation. Oxide material based on the 2015 metallurgical domains has a projected recovery of 77%, and transition has a value of 41%. These values confirm the estimated recovery values calculated above. Gold recoveries applied to the 2015 metallurgical domains were 72% oxide, 34% transition and 8% reduced. SRK considers the recovery values used for the projected heap leach operation to be in reasonable agreement with the test values, reflective of general industry performance, and in agreement with historical operation.

Mineral Resource Estimates

The mineral resource statement discussed below in "Material Resource Statement" as well as in the Hollister Technical Report represents the first near surface mineral resource evaluation prepared for the Hollister Mine in accordance with NI 43-101. In 2011, GBG prepared and filed a technical report in accordance with NI 43-101 and mineral resource estimate for the underground mineralization. There are no previous NI 43-101 compliant open pit minable mineral resource estimates.

The mineral resource model prepared by SRK considers the 2,527 boreholes located above 5,100 ft elevation; drilled during the period of 1981 to 2015. The mineral resource estimation work was completed by Marek Nowak, P.Eng (APEGBC #16985) an "independent qualified person" as this term is defined in NI 43-101.

In the opinion of SRK, the mineral resource estimate reported in the Hollister Technical Report and summarized below is a reasonable representation of the gold and silver mineral resources found in the Hollister Mine at the current level of sampling. Tonnes and grades have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the NI 43-101. The estimated tonnes and grade are not mineral reserves and do not have demonstrated economic viability. The database used to estimate the Hollister Mine mineral resources was audited by the SRK. SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for gold and silver mineralization and that the assay data are sufficiently reliable to support mineral resource estimation. The database used to estimate the mineral resources was prepared by Carlin Resources personnel. The mineralized domains were modeled using Leapfrog™ Geo 3.0 software ("Leapfrog Geo"). Statistical analysis and mineral resource estimation was generated in non-commercial and in Gemcom GEMS™ 6.7 software.

Resource Estimation Procedures

The resource evaluation methodology involved the following procedures: (i) database compilation and verification; (ii) construction and review of wireframe models for the boundaries of the gold mineralization; (iii) definition of resource domains; (iv) data conditioning (compositing and capping) for geostatistical analysis and variography; (v) block modelling and grade interpolation; and (vi) resource classification and validation.

Resource Database

The Hollister Mine database comprises descriptive and assaying information for exploration drilling conducted throughout many years by different operators. Out of a total of 2,883 drill holes, there were 2,125 drill holes for which at least one assay has been assigned to the modelled resource area. It should be noted that a drill hole can cross more than one estimation domain. Most of the surface drill holes within the estimation area were drilled between 1981 and 2012 (927 holes) with 22 new holes drilled in 2015 by Carlin Resources. All underground drill holes within the mineral resource area were drilled between 2006 and 2015 (1,177 holes). In the vast majority of surface drill holes, samples were collected over 5.0 ft intervals. In the underground holes, the majority of samples were collected over 2.5 ft intervals. The table below summarizes the database used for the mineral resource estimation within each estimation domain:

Exploration Data within the Modeled Area

Estimation Domain	Drill Type	Number of Drill Holes	Total Feet Drilled	Number of Drill Samples
Domain 1	Surface	289	23,200	4,662
	Underground	4	150	29
Domain 2	Surface	621	98,799	19,913
	Underground	6	333	120
Domain 3	Surface	267	62,055	12,403
	Underground	263	47,055	17,953
Domain 4	Surface	291	17,057	17,057
	Underground	6	582	254
Domain 5	Surface	408	41,199	8,346
	Underground	59	6,105	1,936
Domain 6	Surface	251	41,588	8,766
	Underground	956	88,263	27,643
Domain 7	Surface	158	5,557	1,215
	Underground	937	16,932	8,131

Geology Modelling

SRK and Carlin Resources modeled the geology using 3D modeled solids, which included the 0.1 g/t Au grade shell, lithology, vein zone solids, sulfide/oxide boundaries, and silica alteration domains.

Topographic Surfaces: The topographic surface provided by Carlin Resources was created after the excavation of USX pits. SRK clipped and modeled the topography over the pits and disturbed areas by using the older drill hole collars as points to create a pre-mining surface. The modification to the topography was necessary to create a more accurate historical topographic surface for the mineral resource estimation. A post-mining surface was created to include changes from the pre-mining surface and an additional 50 ft of infill in the USX West pit. The final surface used for Whittle shell design and for reporting of estimated tonnes and grades represents a combination of the originally provided as-built topography, the pre-mining surface and the infill in the USX West pit.

Grade Shell Model: A spheroidal 0.1 g/t gold grade shell was modeled in Leapfrog Geo using 15 ft composite assays. The grade shell was then outlined on 100 ft east-west sections to create a rough, continuous, 0.1 g/t gold grade shell and a Leapfrog Geo solid was created from the section lines. Several waste zones were modeled based on the same 15 ft composites and modeled on 100 ft sections. The unsampled intervals were set to zero grade and were primarily modeled in the Tertiary, as many of the underground holes have unsampled intervals and large swaths of the model would have been excluded. Waste solids were created in Leapfrog Geo from the section lines. The final 0.1 g/t gold grade shell was clipped by the waste solids.

Lithology Modelling: The initial lithology solids were modeled by Carlin Resources and later modified by SRK. The mineralization is hosted by both Tertiary volcanic rocks and Ordovician metasedimentary rocks with well-defined veins in the Ordovician. The volcanic assemblage consists of rhyolite, andesite, basalt, tuffs, and volcanic sediments. Underlying the Tertiary is an unconformable contact with the Ordovician which consists primarily of quartzite and argillite. The Ordovician and Tertiary have been cut with quartz veins which are sharp and distinct in the Ordovician but diffused in the Tertiary. Several intrusive events have occurred in the Eocene and Miocene times, but tend to be located outside of the modelling area.

Vein Zone Solids: The mineralized veins were individually modeled by Carlin Resources using the underground drill holes. SRK reviewed the modeled veins and consider them generally acceptable for the data provided. In the Tertiary, the veins are not well defined and are quite diffuse. Considering lack of continuity of the veins in the Tertiary, SRK elected not to explicitly model the veins in this area. In contrast, in the Ordovician, the veins are well defined and are quite continuous. A vein zone was modeled for both the Tertiary and Ordovician. The modeled veins were traced in plain view at 5,100 ft elevation and offset above the mineralized domains. The vein zone was then clipped to the mineralized domain in the Tertiary and the Ordovician. The Ordovician vein zone was extended to include the extents of the modeled veins. As mentioned, on the veins in Ordovician were explicitly modeled for mineral resource estimation.

Redox Surfaces: The oxide, mixed zone, and sulphide zone surfaces were modeled by Carlin Resources. The surfaces were modeled on section with points snapped to drill hole intervals where data was available. Many holes are either not logged or have incomplete oxidation logging. The surfaces were designed to best fit the data. In most cases the surfaces snap to the intervals, but there are places where intervals are disregarded due to a conflict with the data. SRK has reviewed the surfaces and found them to be acceptable. SRK extended the surfaces to fill the block model.

Alteration Solids: SRK modeled the silica alteration, based on primary alteration codes provided by Carlin Resources, using Leapfrog Geo interpolation processes. For the Tertiary, the area not included in the silica alteration solid is considered argillic alteration. The model is snapped to drill holes and based on 50 ft composites and a horizontally flattened trend. Alteration coding is missing in a large portion of the data and, where present, it is highly variable. The alteration data is only present in surface drill holes. There is very little data in the Ordovician; therefore the authors of the Hollister Technical Report assume this area to be primarily silicified. When conducting the analysis, small solids were removed, leaving only the more continuous and well informed solids to be used in the estimation.

Estimation Domains

Initially designed lithology/alteration domains were based on a combination of lithology and alteration. The design was created from statistical analysis of gold in lithology and alteration types. The results of the analysis led to a design of seven final estimation domains, which is summarized in Section 13.5 – "Estimation Domains" of the Hollister Technical Report. The initial design resulted in quite variable distributions of gold grades in the lithology/alteration domains. The lowest grades were located in Domain 7, in the areas surrounding the modeled veins in Ordovician. Generally, low grades in Domain 7 can be, at least partially, attributed to missing sample intervals that were assigned zero grades. The highest average grades were modeled for the Ordovician veins in Domain 8.

Once a 0.1 g/t grade shell was designed it was possible to merge some of the lithology/alteration domains. Further analysis of grades at contacts between Oxide, Mixed and Sulfide rocks lead to additional split between the sulfide and other rocks in the Ordovician area. The final estimation domains represent a combination of a 0.1 g/t grade shell, lithology, alteration and redox models, Domains 1 through 7. The design was based on assay statistics and analysis of gold grade continuities across contacts between modeled shells.

Compositing

Block grade estimates may be unduly affected by very high grade assays. As such, before compositing, SRK capped very few extreme assay values. For example, in Domain 1 one gold assay was capped at 40 g/t and in Domain 7 ten gold assays were capped at 800 g/t. Apart from the capping, the influence of a larger number of high grade assays has been further limited by the procedure described in Section 13.8 – "Evaluation of High Grade Populations" of the Hollister Technical Report. For the resource estimation, the assays were composited to 8 ft intervals in Domain 1 to 6 and to 4 ft intervals in Domain 7 (VeinsOrd).

There are large portions of drill holes with missing sample intervals. A total of 89 drill holes have not been sampled at all. Twenty four of these un-sampled drill holes have been drilled from surface. These holes are located in mineralized areas in a central part of the deposit and therefore excluded from the estimation process. The remaining 65 underground holes have been drilled in areas where many drill holes have only been partially sampled with focus on high grade narrow veins. These holes were included for resource estimation. A subset of samples were not assayed for silver. For the estimation, those assays were left missing. Otherwise, all missing sample intervals were assigned waste grades (0.0 g/t). In Domain 1 to 6 only composites longer than 2 ft and in Domain 7 longer than 1 ft were used for block grade estimates.

Data Statistics

In all estimation domains, a total of 80,302 composite assays were produced from 2,125 holes. Statistics of polygonally declustered 8 ft and 4 ft gold and silver composites within the estimation domains were presented in the Hollister Technical Report. In Tertiary, the highest on average grades are associated with silica altered rocks (SilTer). As expected, the highest gold grades are associated with veins in the Ordovician area. It should be noted that there are very high coefficient of variations in domains located in the Ordovician area, which indicates a potential difficulty in proper assessment of block grades and is indicative of higher risk to estimated block grades in this area.

Evaluation of High Grade Populations

Block grade estimates may be unduly affected by very high grade assays and very few extreme assays were capped. Furthermore, SRK elected to limit the influence of high grade assays assigned to high grade populations. For each estimation domain, a probability plot of composite gold assay grades was used to select a high grade population threshold. The composite assays from the high grade populations were only used to estimate a block if they were located at small distances from the block. In addition, for testing the estimation results from the high grade restriction design, a typical capping was applied on the composited data. A test resource block model from the capped data was compared with the final high grade restriction resource model.

Specific Gravity

A total of 864 SG determinations were present in the Hollister Mine database. A subset of those values was located in the resource estimation domains. Assessment of block SG values is based on 217 determinations located in 8 ft composite samples within the estimation domains in Tertiary and 296 determinations in Ordovician. Average SG values were assigned to grouped estimation domains were presented in the Hollister Technical Report. The highest SG values were given to blocks located in Ordovician area (2.52), followed by the blocks located in the Silica and the Vein zone domains (1.99) in Tertiary. All other blocks in Tertiary were given low SG values (1.76) .

Statistical Analysis and Variography

Correlogram models of gold were designed from the composite assay data in all estimation domains. This type of a model was preferred because it is less sensitive to very high values and is normalized to the variance of the data used for a given lag. Downhole correlograms were used to model nugget effects (i.e. assay variability at very close distances). Directional correlograms, supported by correlogram maps were used to model grade continuities for larger distances. For an example of experimental and modeled correlogram maps in the Silica domain (SilTer) and final correlogram models used in the resource estimation, please refer to Section 13.10 – Statistical Analysis and Variography" of the Hollister Technical Report.

Contact Analysis

The provided historical reports suggest that higher gold grades are generally located closer to the Ordovician-Tertiary unconformity. SRK tested if: (1) the gold grades increase closer to the contact; and (2) there is sharp change in grades on either side of the contact. Gold grades in the Tertiary are generally higher than in the Ordovician. In addition, there is a general decrease in grades in the Tertiary area at distances higher than 150 ft. The increase in the grades is obvious for all lithology types (e.g., tuff intermediate or tuff felsic rocks). Overall, there is strong indication that the gold grades are consistently higher at the Tertiary-Ordovician contact. Assays located in the Ordovician area outside of the vein zone indicate a sharp contact between gold grades in the mixed and in the sulfide rocks. For this reason, this area was split into two additional estimation domains: one representing oxide and mixed zones and another related to the sulfide zones.

Block Model and Grade Estimation

The tonnes and grade were estimated within the Tertiary and Ordovician area of the Hollister Mine above 5,100 ft elevation with the block model geometry and extents. It should be noted that this model excludes north-west area of mineralization and this area is considered a potential exploration target. Only a portion of the estimated blocks, those located within the Tertiary area, are reported as current resources on the property. Blocks estimated in Ordovician may be used to further define a possible underground exploration target.

The resource estimation methodology was based on the following:

•	for very few extreme outliers the assays were capped;

•	assays were composited to 8 ft in Domains 1 to 6 and 4 ft in Domain 7 (Veins in Ordovician);

•

limited influence was applied for composite assay grades from high-grade populations (i.e., high grade population assays were only used to estimate a block if they were located at small distances from the block);

•	all contacts between estimation domains were treated as hard boundaries;

•	ordinary kriging was used to estimate gold block grades and ID2 estimation procedure was used to estimate silver grades;

•	final combined block model includes combined grades in Ordovician from estimated blocks in Domain 6 (Vein Zone in Ordovician) and Domain 7 (Veins in Ordovician); and

•	SG was assigned as follows: Domain 1 and 3 – 1.99; Domain 2 – 1.76; All domains in Ordovician – 2.52.

The selection of the search radii and rotations of search ellipsoids were guided by variogram models. In addition, the search radii were established to estimate a large portion of the blocks within the modeled area with limited extrapolation. The parameters were established by conducting repeated test resource estimates and reviewing the results as a series of plan views and sections. The metal grade estimation involved two successive passes. The first pass considered a relatively small search ellipsoid, which was increased in size for the second pass. Smaller search radii were used to restrict high grade assays.

Model Validation and Sensitivity

All estimated zones were validated by completing a series of visual inspections and by: (i) global comparison with declustered data and the capped model; (ii) comparison of local "well-informed" block grades with composites contained within those blocks; and (iii) comparison of average assay grades with average block estimates along different directions – swath plots.

Overall metal loss by estimating from capped composite assays is very low in Tertiary, but much higher in the Ordovician area. The highest metal loss is in the Vein Zone (VnZnOrd). This is not surprising considering some very high grade assays located in this zone. Those high grade assays are very likely associated with very narrow and discontinuous veins. In the Tertiary area, the average resource model grades generally compare very well with the estimated average from capped data. On the other hand, in the Ordovician area the estimated tonnes and grades are generally lower in OxMixOrd and SulfOrd domains. The differences are related to high grade search ellipsoid radii used. SRK reviewed the search ellipsoid radii and decided to keep them as designed on the assumption that capping in those domains may have been too lenient. For a comparison of the results of estimated block grades from different estimation methodologies and a comparison of the estimated grades with declustered composite assays, please refer to Section 13.13 – "Model Validation and Sensitivity" of the Hollister Technical Report.

Upon comparing the estimated gold block grades with drill hole assay composite data contained within those blocks in the SilTer and OtherTer domains located in the Tertiary area, on average, the estimated blocks are very similar in the SilTer domain but somewhat higher in the OtherTer domain where the maximum estimated block grade is higher than the maximum from the data. This is not surprising considering that the comparison is made on capped data with the estimated block grades based on uncapped data with high grade restriction applied. So, it is possible to have average capped assays in a block that are lower than the estimated block grade in that block. It should be noted that estimated block grades are quite variable and not over-smoothed. Similar results were noted in other estimation domains.

As a final check, average composite grades and average block estimates were compared along different directions. This involved calculating de-clustered average composite grades and comparison with average block estimates along east-west, north-south, and horizontal swaths. The authors of the Hollister Technical Report noted that there was a good similarity between the estimates and data for gold in SilTer and OtherTer domains. A similar relationship can be shown for all other estimation domains. In addition, the authors of the Hollister Technical Report held that overall, the validation shows that current resource estimates are a good reflection of capped drill hole assay data.

Mineral Resource Classification

Carlin Resources geologists have designed lithology, alteration and redox models, and these models serve as the basis to the design of estimation domains. The estimation domains represent a vast improvement on the 2015 geology model based purely on grade shells. In addition, SRK was able to verify more recent data, starting from 1997, against the source information. Additional documentation relating to QAQC procedures and results from GBG drilling between 1998 and 2001 was available and reviewed by SRK. Moreover, from more recent drilling, SRK was able to conduct its own QAQC analysis.

In 2015, Carlin Resources drilled an additional 22 surface holes to further confirm quality of historical drill holes. SRK has done detailed comparisons between those holes and historical data and between historical data from different periods. Upon review of the results from this comparison, SRK concluded that overall, the historical data is unbiased and can be used for resource estimation.

All of these aspects of the current model indicate much lower, than in 2015, risk to estimated block grades and potential gold recoveries. Overall, based on a large improvement in the geology model, validations of data quality and often more than adequate drill hole spacing for open pit resource estimates a substantial portion of the resource can be assigned to an Indicated category.

For classification, SRK proceeded with assessment of the probability that an estimated block is higher than 0.2 g/t was assessed by indicator kriging. The blocks were assigned to Indicated category if the following criteria were met: (i) a block had to be estimated from at least two drill holes; (ii) there be at least 60% probability that a block grade is above 0.2 g/t; and (iii) average distance to composites used to estimate a block was lower than 100 ft (roughly 90% of variogram sill).

An envelope was designed around the blocks classified as Indicated using Leapfrog Geo.

Material Resource Statement

The Canadian Institute of Mining "Definition Standards for Mineral Resources and Mineral Reserves (May, 2014)" defines a mineral resource as: "a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling."

The "reasonable prospects for eventual economic extraction" requirement for a mineral resource generally implies that the quantity and grade estimates meet certain economic thresholds, and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to demonstrate the reasonable prospect of eventual economic extraction, SRK constrained the overall mineral resource with Whittle™ pit optimization software using the parameters shown in the table below. The optimization parameters were selected by Carlin Resources engineers based on experience and benchmarking against similar projects. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off grade. The authors of the Hollister Technical Report caution that the results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate mineral reserves.

Whittle™ Optimization Parameters for Mineral Resources Estimate Constraint

Input for Pit Optimization	Units	Au	Ag
Metal price	US$/oz	1,275	16
Open pit mining cost – Plant feed and Waste	US$/t mined	1.37	1.37
G&A costs – site and town Administration	US$/t milled	Included in Processing	Included in Processing
Refining Costs – including transport, metal retention and insurance	US$/oz	5.00	0.50
Processing operating costs	US$/t milled	3.91	3.91
Oxide recovery	%	72	15
Transition recovery	%	34	15
Sulfide recovery	%	8	15
Royalty	%	5	5
Overall Slope Angle	Degrees	45	45

The table below summarizes the Indicated and Inferred depleted open pit mineral resources within the Whittle™ shell at 0.15 g/t Au cut-off in oxides and 0.33 g/t Au cut-off in mixed zones.

Mineral Resource Statement for Open Pit Mineralization on the Hollister Mine
at 0.15 g/t Au Cut-off in Oxides and 0.33 g/t Au Cut-off in Mixed Zones

Category	Redox	Quantity (x1000 Tonnes)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (x1000 oz)	Ag (x1000 oz)
Indicated	Oxide	18,876	0.90	1.22	549	740
	Mixed	1,899	1.05	1.19	64	73
Inferred	Oxide	33,063	0.42	0.60	449	642
	Mixed	1,349	0.77	1.20	33	52

Grade Sensitivity Analysis

The mineral resources of the Hollister Mine are sensitive to the selection of the reporting cut-off grade. An illustration of this sensitivity at different cut-off grades in Section 13.16 - "Grade Sensitivity Analysis" of the Hollister Technical Report. The reader is cautioned that the figures presented in such table should not be misconstrued with a mineral resource statement.

Mineral Reserve Estimates

There have been no previous mineral reserve estimates at the Hollister Mine. For the conversion of mineral resources into mineral reserves, the authors of the Hollister Technical Report made certain recommendations which are summarized in the Hollister Technical Report.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Pre-existing development on the Hollister Mine includes two open pits, reclaimed waste rock dumps, a reclaimed leach pad and ancillary roads. The existing road and powerline will be maintained for an open pit operation. The 120kV transmission line, the 24.9kV distribution line and both substations were analyzed and are fully permitted under the final EIS published in the federal register by BLM on July 5, 2013 (the "2013 EIS"), the record of decision issued by the BLM for the 2013 EIS on March 31, 2014 (the "ROD") and accompanying rights of ways and private easements The powerline as a maximum capacity of 10/12.5 MVA, ONAN/ONAF 24.9/13.8 kV transformer. Willow Creek Reservoir, the major local source of piped service water, is located approximately 5.5 miles north of the mine.

Permitting

Before the current underground activities can be expanded to include an open pit, the BLM will need to approve an amendment to the current plan of operations that contemplates an open pit scenario. BLM's permitting process includes preparation of an environment impact statement ("EIS") to evaluate potential environmental impacts associated with the proposed open pit activities, inclusive of appropriate mitigation measures related to identified impacts. The Hollister Mine open pit is unpermitted and additional baseline studies will need to be conducted for the BLM to assess how the open pit will affect the "quality of the human environment". Based on the baseline studies and their results, an EIS must be prepared for an open pit in accordance with the National Environmental Policy Act. Once an EIS and ROD have been obtained, additional state permits and/or modification of existing state permits must be obtained, as the case may be, to operate the open pit. Prior to completion of the EIS and receipt of BLM's approval of an amended plan of operations for the open pit scenario, activities at the Hollister Mine must continue to be conducted within the limits set out in the current approved plan of operations, 2013 EIS, ROD, and state permits.

The surface rights at the Hollister Mine are public domain administered by BLM. All areas at Hollister are located on unpatented mining claims are controlled by Carlin Resources. The Hollister Mine is fully permitted under the 2013 EIS, ROD and accompanying state permits for full-scale underground mining and surface exploration. Outcomes of the 2013 EIS and ROD on the near surface open pit mineralization include:

•	total surface disturbance of approximately 222 acres;

•	twenty-five (25) additional acres of surface exploration, for a total of fifty (50) acres;

•	approved rights-of-ways for the construction of 11.6 miles of overhead 24.9 kilovolt electric power transmission and distribution lines and a new substation; and

•	the continued use of federal access roads.

Compliance

The Hollister Mine is not subject to any known environmental liabilities or mitigation measures other than those associated with the normal course of mining operations and ensuring reclamation and closure. With the exception of the areas covered by the current plan of operations boundary, all pre-existing liabilities related to previous mining activities (West Pit, the leach pads, waste rock dumps, surface and groundwater quality) remain the responsibility of Newmont. Under the terms of a purchase agreement, GBG agreed to share Newmont's future reclamation costs for past mining (i.e. in the Reclaim Area) on the basis of one third of such expenditures over US$4.5 million but less than US$6.0 million (US$500,000.00 maximum) and 25% of expenditures over US$6.0 million. Upon release by the BLM and Nevada Division of Environment Protection of Newmont's reclamation bond over the Reclaim Area, Carlin Resources or any successor thereof, as applicable, will receive ownership of the Reclaim Area for no additional consideration. Carlin Resources currently holds bonds in the amount of $9,192,255.00 under the plan of operations (NVB007153) and $440,851.00 for the power line (NVN-091723).

Exploration, Development and Production

On October 11, 2016, the Corporation provided an exploration update at the Hollister Mine, providing details of exploration on the Gloria vein system and the Hatter Gaben vein system. Additional information can be found in the Corporation's press release dated October 11, 2016. The Corporation intends to infill drill the Gloria vein system in the fourth quarter of 2016 to develop a mineral resource estimate and continue stepping out to the west, and to infill the widely-spaced drill holes on the Hatter Gaben vein system to develop a mineral resource estimate.

The Corporation has not made a production decision at the Hollister Mine and is not currently carrying out any production activities at the Hollister Mine.

The Corporation does not intend to conduct mining operations on the open pit scenario at the Hollister Mine as contemplated in the Hollister Technical Report at this time.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Corporation as at September 30, 2016, the date of the Corporation's most recently filed unaudited interim financial statements, and as at September 30, 2016 after giving effect to the Acquisition and the Offering, including the issuance of the Underlying Shares issuable on the exercise or deemed exercise of the Special Warrants, as though the exercise had occurred on September 30, 2016. The table should be read in conjunction with the Interim Financial Statements and the Interim MD&A which are incorporated in this short form prospectus by reference.

				As at
				September 30, 2016
				after giving effect
		As at		to the Acquisition and
		September 30, 2016		the Offering(3)(4)
		(unaudited and		(unaudited and
		expressed in thousands		expressed in thousands
		of US dollars)		of US dollars)
Cash	US$	131,141	US$	49,566

Finance lease, gold purchase arrangement and secured promissory note(1)	US$	32,122	US$	32,122

Shareholders' Equity(2)
Share capital	US$	214,888	US$	229,630
Contributed Surplus	US$	116,394	US$	134,168
Retained Earnings	US$	9,655	US$	9,655
Accumulated other comprehensive income	US$	(16,582)	US$	(16,582)
Total Shareholders' Equity	US$	324,355	US$	356,871

Notes:

(1)

The figure presented is comprised of: (i) the current liability associated with the finance lease (US$454,000), the gold purchase arrangement (US$7,608,000) and the secured promissory note (US$3,654,000); and (ii) the non-current liability associated with the finance lease (US$552,000), the gold purchase arrangement (US$12,098,000) and the secured promissory note (US$7,756,000).

(2)

Reflects 146,623,006 Common Shares issued and outstanding as at September 30, 2016 and 175,123,006 Common Shares issued and outstanding as at September 30, 2016 after giving effect to the Acquisition and the Offering, including the issuance of the 25,900,000 Underlying Shares issuable on the exercise or deemed exercise of the Special Warrants.

(3)	After deducting the Underwriters' Commission of $6,366,250 and expenses of the Offering, estimated to be US$700,000.
(4)	Reflects the issuance of 2,600,000 Common Shares pursuant to the Acquisition.

USE OF PROCEEDS

The gross proceeds from the sale of the Subscription Receipts pursuant to the Offering were $129,500,000. The net proceeds received by the Corporation from the Offering were US$93,709,000, after deducting the Underwriters' Commission of $6,395,625, an advisory fee in an amount equal to $300,000 (the "GMP Advisory Fee") payable to GMP in connection with the completion of the Acquisition, and the expenses of the Offering, including the qualification for distribution of the Underlying Shares, of US$700,000.

Upon closing of the Offering, the gross proceeds of the Offering, less the Underwriters' expenses and out-of-pocket costs and legal expenses and 50% of the Underwriters' Commission (the "Escrowed Proceeds") were deposited in escrow. The Escrowed Proceeds, less the remaining 50% of the Underwriters' Commission and less the GMP Advisory Fee, were released from escrow to the Corporation on September 29, 2016 upon the satisfaction or waiver of all material conditions precedent to the Acquisition, other than payment of the purchase price due in connection with the Acquisition.

The net proceeds of the Offering have been used or are intended to be used for the principal purposes described below. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under "Risk Factors".

Amount Allocated to Use
Use of Proceeds	(expressed in thousands of US dollars)
Cash Purchase Price for Acquisition(1)	$80,000
Replacement of Reclamation Bonds(2)	$1,575
General Capital Expenditures and Working Capital	$12,134
Total	$93,709

Note:

(1)

Represents US$80,000,000 paid to Waterton Splitter on October 3, 2016 upon closing of the Acquisition. For a description of the Acquisition, please see information under the heading "Acquisition of the Hollister Mine and the Esmeralda Mine" above.

(2)	Represents the cash required to collateralize surety bonds which secure reclamation obligations at the Hollister Mine and the Esmeralda Mine.

SECURITIES TO BE DISTRIBUTED

Special Warrants

The Special Warrants were created pursuant to and are governed by the Special Warrant Indenture. The Special Warrants are not available for purchase pursuant to this short form prospectus and no additional funds are to be received by the Corporation from the distribution of the Underlying Shares. The following summary of certain provisions of the Special Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Special Warrant Indenture, a copy of which is available under the Corporation's profile on SEDAR at www.sedar.com or which may be obtained on request without charge from the Chief Financial Officer and Corporate Secretary of the Corporation at Suite 2200, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, telephone (775) 284-5757.

Pursuant to the Special Warrant Indenture, each Special Warrant is exercisable, without payment of any additional consideration, into one Underlying Share at any time, and all Special Warrants not exercised will be deemed to have been exercised immediately prior to the Deemed Exercise Time on the Deemed Exercise Date.

The Special Warrant Indenture provides that in the event of certain alterations of the Common Shares, including any subdivision, consolidation or reclassification, and in the event of a capital reorganization of the Corporation, including any amalgamation, merger or arrangement or a sale or conveyance of the property or assets of the Corporation, as an entirety or substantially an entirety, an adjustment shall be made to the terms of the Special Warrants such that the holders shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants prior to the occurrence of those events. No fractional Common Shares will be issued upon the exercise of the Special Warrants. The holding of Special Warrants does not make the holder thereof a shareholder of the Corporation or entitle the holder to any right or interest in respect of the Common Shares except as expressly provided in the Special Warrant Indenture.

The Special Warrant Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders of Special Warrants held in accordance with the provisions of the Special Warrant Indenture and resolutions signed by the holders of a specified majority of Special Warrants then outstanding.

Common Shares

The Underlying Shares are Common Shares of the Corporation. Each Common Share is entitled to one vote. All of the Common Shares, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds applicable to the Common Shares. Provisions as to the modification, amendment or variation of such rights or such provisions attached to the Common Shares are contained in the Articles, which are available on SEDAR at www.sedar.com, and in the Business Corporations Act (British Columbia).

The Corporation is authorized to issue an unlimited number of Common Shares. As at November 16, 2016, there were 149,318,838 Common Shares issued and outstanding, 5,264,805 Common Shares reserved for issuance upon the exercise of outstanding options to purchase Common Shares, 11,140,800 Common Shares reserved for issuance upon the exercise of outstanding warrants to purchase Common Shares and 1,220,008 Common Shares reserved for issuance upon the vesting of restricted share-based compensation awards. Following the exercise or deemed exercise of the 25,900,000 Special Warrants, as applicable, there will be 175,218,838 Common Shares issued and outstanding, assuming no other changes to share capital occur.

PLAN OF DISTRIBUTION

This short form prospectus is being filed in the Qualifying Provinces to qualify the distribution of 25,900,000 Underlying Shares issuable for no additional consideration upon the exercise or deemed exercise of 25,900,000 Special Warrants issued upon conversion of 25,900,000 Subscription Receipts. The Subscription Receipts and the Special Warrants are not available for purchase pursuant to this short form prospectus and no additional consideration is to be received by the Corporation in connection with the distribution of the Underlying Shares issuable upon the exercise or deemed exercise of the Special Warrants.

Pursuant to the Underwriting Agreement, the Corporation agreed to sell and the Underwriters agreed to purchase, on a "bought deal" private placement basis in the Qualifying Provinces and certain other jurisdictions outside of Canada, 25,900,000 Subscription Receipts at the Offering Price for aggregate gross proceeds of $129,500,000 (before deducting the Underwriters' Commission and the expenses of the Offering). In consideration of the services rendered by the Underwriters in connection with the Offering, the Corporation paid to the Underwriters the Underwriters' Commission, being a cash fee equal to: (i) 5.0% of the aggregate purchase price of the Subscription Receipts sold under the Offering, excluding the aggregate purchase price of the Subscription Receipts sold under the Offering to the President's List Subscribers; plus (ii) 2.5% of the aggregate purchase price of the Subscription Receipts sold under the Offering to Designated Purchasers. The Underwriters' Commission did not include any amount in respect of Subscription Receipts sold under the Offering to President's List Subscribers who were not Designated Purchasers. The Underwriters were also reimbursed for all reasonable expenses and out-of-pocket costs and legal expenses incurred by them in connection with the Offering. The Underwriters will receive no additional fees in connection with the distribution of the Underlying Shares issuable upon the exercise or deemed exercise of the Special Warrants.

The Offering Price and the other terms of the Offering were determined by arm's length negotiation between the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters.

In accordance with the Subscription Receipt Agreement, following the satisfaction or waiver of all material conditions precedent to the Acquisition, other than payment of the purchase price due in connection with the Acquisition, on September 29, 2016, each Subscription Receipt was automatically converted and the holder thereof was deemed, without payment of any additional consideration and without action on the part of the holder thereof, to have subscribed for the Special Warrants issuable upon the conversion of such holder's Subscription Receipts.

Pursuant to the Special Warrant Indenture, each Special Warrant is exercisable, without payment of any additional consideration, into one Underlying Share at any time, and all Special Warrants not exercised will be deemed to have been exercised at the Deemed Exercise Time on the Deemed Exercise Date, being the earlier of: (i) the date that is no later than the third business day after the date on which the Final Receipt is issued for the final prospectus of the Corporation qualifying the distribution of the Underlying Shares in each of the Qualifying Provinces; and (ii) December 19, 2016.

Pursuant to the Underwriting Agreement, the Corporation has agreed to use its commercially reasonable efforts to prepare and file with the securities commissions in each of the Qualifying Provinces this short form prospectus qualifying the distribution of the Underlying Shares in the Qualifying Provinces by the date that is 75 days after the closing of the Acquisition.

Any Underlying Shares issued upon the exercise of Special Warrants prior to the issuance of the Final Receipt will be subject to the relevant hold periods under applicable securities legislation.

Except in certain limited circumstances, the Special Warrants have been issued in uncertificated form through the book-based registration system of CDS, and registered in the name of CDS or its nominee. Except in certain limited circumstances, no certificates evidencing the Special Warrants have been or will be issued to subscribers, and registration of these Special Warrants will be made only through the depository services of CDS.

The Common Shares are listed and posted for trading on the TSX under the symbol "KDX" and on the NYSE MKT under the symbol "KLDX". On July 25, 2016, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $5.48 per Common Share and the closing price of the Common Shares on the NYSE MKT was US$4.17 per Common Share. On November 15, 2016, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was $6.33 per Common Share and the closing price of the Common Shares on the NYSE MKT was US$4.74. The TSX and the NYSE MKT has each approved the listing of the Underlying Shares.

Upon exercise or deemed exercise of the Special Warrants, except in certain limited circumstances, evidence of ownership of the Underlying Shares will be issued in uncertificated form through the book-based registration system of CDS, and registered in the name of CDS or its nominee and deposited with CDS on or about the date of exercise or the Deemed Exercise Date. Except in certain limited circumstances, no certificates evidencing Underlying Shares issued on exercise or deemed exercise of the Special Warrants will be issued to subscribers, and registration will be made only through the depository services of CDS. Except in certain limited circumstances, holders of such Underlying Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Underlying Shares is acquired.

The Subscription Receipts, the Special Warrants and the Underlying Shares have not been, and will not be, registered under the U.S. Securities Act or any state securities laws and, unless in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to applicable exemptions therefrom, may not be offered, sold or delivered, directly or indirectly within the United States or to, or for the account or benefit of, a U.S. Person. The Underwriters agreed not to offer or sell the Subscription Receipts within the United States, its territories or possessions or other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. Person, except to certain qualified accredited investors pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, in compliance with applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. Persons. The terms “U.S. Person” and “United States” shall have the meaning ascribed thereto in Regulation S under the U.S. Securities Act.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters against certain liabilities (including liabilities under applicable Canadian securities legislation) and contribute to payments that the Underwriters may be required to make in respect thereof.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their businesses.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as at the date of this short form prospectus, a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Underlying Shares by a holder of Special Warrants who acquires the Underlying Shares pursuant to this short form prospectus and who, for purposes of the Tax Act and at all relevant times: (i) is resident or deemed to be resident in Canada; (ii) holds the Underlying Shares as capital property; and (iii) deals at arm's length and is not affiliated with the Corporation or the Underwriters (a "Holder"). The Underlying Shares will generally be considered capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Underlying Shares as capital property may, in certain circumstances, be entitled to have such securities (and all other "Canadian securities" as defined in the Tax Act) treated as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act. Holders should consult their own tax advisors regarding this election.

This summary is not applicable to a Holder: (a) that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules; (b) that is a "specified financial institution" or a "restricted financial institution" as defined in the Tax Act; (c) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (d) that has elected to determine its "Canadian tax results" in a foreign currency pursuant to the "functional currency" reporting rules for the purposes of the Tax Act; or (e) who enters into a "derivative forward agreement" as defined in the Tax Act, with respect to any Underlying Shares. Certain other considerations not discussed in this summary may be applicable to a Holder that is a corporation resident in Canada, and that is, or becomes, controlled by a nonresident corporation for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Exercise of Special Warrants

A Holder will not realize a gain or loss on the exercise or deemed exercise of Special Warrants to acquire Underlying Shares. The cost to a Holder of an Underlying Share acquired upon the exercise or deemed exercise of a Special Warrant will be equal to the cost of the Special Warrant. Such cost must be averaged with the adjusted cost base (determined immediately before the exercise or deemed exercise of the Special Warrant) of all other Common Shares held by the Holder as capital property at the time of the exercise or deemed exercise of the Special Warrant to determine the Holder's adjusted cost base of all such Common Shares held.

Dividends on Underlying Shares

A Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Holder on the Underlying Shares. In the case of a Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any dividend as an "eligible dividend".

A dividend received or deemed to be received by a Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Holder that is a corporation as proceeds of disposition or a capital gain.

A corporation that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Underlying Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Dispositions of Underlying Shares

A Holder who disposes, or is deemed to dispose, of an Underlying Share will generally realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Holder of such Underlying Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by the Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a particular taxation year against taxable capital gains realized by the Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Holder that is a corporation on the disposition or deemed disposition of an Underlying Share (or shares for which an Underlying Share was exchanged or substituted) may be reduced by the amount of any dividends received or deemed to have been received by such Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Underlying Shares, directly or indirectly, through a partnership or trust. Holders to whom these rules may be relevant should consult their own tax advisors.

A Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Holder that is an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act. Holders should consult their own tax advisors in this regard.

PRIOR SALES

During the 12 month period before the date of this short form prospectus, the Corporation issued Common Shares and securities convertible or exercisable into Common Shares as follows:

	Price per	Number of
Date of Issue/Grant	Security(1)	Securities(2)
Common Shares
November 3, 2015	$1.55	6,900(3)
November 12, 2015	$1.35	25,000(4)
November 16, 2015	$1.35	50,000(4)
November 18, 2015	$1.35	9,300(4)
December 31, 2015	$1.35	20,000(4)
January 5, 2016	$1.35	24,900(4)

	Price per	Number of
Date of Issue/Grant	Security(1)	Securities(2)
January 6, 2016	$1.55	67,600(3)
January 7, 2016	$1.35	30,000(4)
January 8, 2016	$1.35	17,900(4)
January 8, 2016	$1.55	41,566(3)
January 8, 2016	$1.85	13,333(4)
January 13, 2016	$1.35	200,000(4)
January 13, 2016	$2.02	33,333(4)
February 8, 2016	$1.59	16,667(4)
February 11, 2016	$1.45	15,000(4)
February 11, 2016	$1.85	10,000(4)
February 11, 2016	$2.04	7,500(4)
February 12, 2016	$1.20	25,000(4)
February 12, 2016	$1.71	20,000(4)
February 12, 2016	$1.98	13,333(4)
February 17, 2016	$1.20	50,000(4)
February 17, 2016	$1.71	10,000(4)
February 18, 2016	$2.04	15,000(4)
February 18, 2016	$2.98	80,000(4)
February 19, 2016	$1.98	20,000(4)
February 22, 2016	$1.59	30,000(4)
February 22, 2016	$1.98	66,666(4)
February 23, 2016	$1.20	25,000(4)
February 23, 2016	$1.56	100,000(4)
February 23, 2016	$1.80	20,000(4)
February 23, 2016	$1.81	5,000(4)
February 23, 2016	$1.85	13,333(4)
February 23, 2016	$1.90	50,000(4)
February 23, 2016	$2.04	137,500(4)
February 23, 2016	$2.60	6,667(4)
February 24, 2016	$1.80	20,000(4)
February 24, 2016	$1.88	10,000(4)
February 24, 2016	$2.04	3,888(4)
February 25, 2016	$1.80	10,000(4)
February 25, 2016	$2.25	13,300(5)
March 1, 2016	$1.85	10,000(4)
March 1, 2016	$2.02	20,000(4)
March 8, 2016	$1.45	16,250(4)
March 8, 2016	$1.80	10,000(4)
March 9, 2016	$1.45	43,333(4)
March 9, 2016	$1.90	13,333(4)
March 9, 2016	$2.04	13,333(4)
March 10, 2016	$1.71	5,000(4)
March 11, 2016	$1.85	13,333(4)
March 14, 2016	$1.20	50,000(4)
March 14, 2016	$1.45	13,875(4)
March 14, 2016	$1.59	16,667(4)
March 14, 2016	$2.04	38,334(4)
March 18, 2016	$2.04	12,500(4)
March 21, 2016	$2.57	33,333(4)
March 22, 2016	$1.59	60,917(4)
March 22, 2016	$1.71	25,000(4)
March 22, 2016	$1.81	10,000(4)
March 22, 2016	$1.88	6,667(4)
March 22, 2016	$1.90	33,333(4)

	Price per	Number of
Date of Issue/Grant	Security(1)	Securities(2)
March 22, 2016	$2.04	13,055(4)
March 29, 2016	$1.35	50,000(4)
March 30, 2016	$1.35	50,000(4)
March 31, 2016	$1.35	50,000(4)
April 4, 2016	$1.80	10,000(4)
April 4, 2016	$1.83	18,600(4)
April 7, 2016	$1.83	104,000(4)
April 8, 2016	$1.35	50,000(4)
April 8, 2016	$1.90	6,667(4)
April 12, 2016	$1.83	65,000(4)
April 13, 2016	$1.83	2,400(4)
April 13, 2016	$2.04	37,500(4)
April 13, 2016	$2.20	35,100(4)
April 14, 2016	$1.85	66,667(4)
April 14, 2016	$1.87	40,000(4)
April 14, 2016	$2.20	64,900(4)
April 14, 2016	$2.98	41,667(4)
April 15, 2016	$1.83	10,000(4)
April 20, 2016	$1.59	20,000(4)
April 25, 2016	$1.80	5,000(4)
April 25, 2016	$2.04	1,667(4)
April 25, 2016	$3.13	6,667(4)
April 26, 2016	$2.25	53,200(5)
April 27, 2016	$2.04	15,000(4)
May 3, 2016	$1.90	16,667(4)
May 6, 2016	$1.81	5,000(4)
May 6, 2016	$1.88	10,000(4)
May 6, 2016	$2.04	1,667(4)
May 6, 2016	$3.13	10,000(4)
May 10, 2016	$2.60	10,000(4)
May 11, 2016	$1.85	13,333(4)
May 11, 2016	$2.57	66,667(4)
May 11, 2016	$2.60	6,666(4)
May 11, 2016	$3.13	6,667(4)
May 16, 2016	$2.04	100(4)
May 17, 2016	$3.13	10,000(4)
May 18, 2016	$1.89	10,000(4)
May 19, 2016	$1.50	437,500(4)
May 19, 2016	$1.95	10,000(6)
May 19, 2016	$2.04	1,805(4)
June 1, 2016	$2.25	106,400(5)
June 3, 2016	$2.98	33,333(4)
June 7, 2016	$2.04	2,500(4)
June 8, 2016	$3.13	33,333(4)
June 13, 2016	$2.60	10,000(4)
June 14, 2016	$1.25	150,000(4)
June 17, 2016	$1.95	15,000(6)
June 20, 2016	$3.13	6,667(4)
June 21, 2016	$1.90	10,000(4)
June 24, 2016	$2.60	33,333(4)
July 6, 2016	$1.95	71,154(6)
July 7, 2016	$1.90	6,667(4)
July 7, 2016	$1.98	4,667(4)
July 7, 2016	$2.04	1,706(4)

	Price per	Number of
Date of Issue/Grant	Security(1)	Securities(2)
July 8, 2016	$1.98	2,000(4)
July 13, 2016	$1.80	30,000(4)
July 13, 2016	$2.04	5,833(4)
July 14, 2016	$1.90	10,000(4)
July 14, 2016	$2.25	13,300(5)
July 19, 2016	$1.95	68,846(6)
July 21, 2016	$1.85	3,000(4)
July 21, 2016	$2.04	10,000(4)
July 21, 2016	$2.79	5,667(4)
July 26, 2016	$2.04	13,333(4)
July 27, 2016	$2.04	2,917(4)
July 27, 2016	$2.98	6,667(4)
July 28, 2016	$2.98	20,000(4)
August 2, 2016	$1.95	1,440,800(6)
August 2, 2016	$2.04	3,750(4)
August 3, 2016	$2.79	6,667(4)
August 3, 2016	$2.98	6,667(4)
August 4, 2016	$1.85	20,000(4)
August 4, 2016	$1.88	10,000(4)
August 4, 2016	$2.79	6,667(4)
August 5, 2016	$1.71	20,000(4)
August 5, 2016	$2.02	10,000(4)
August 5, 2016	$2.04	35,834(4)
August 11, 2016	$2.02	16,667(4)
August 12, 2016	$1.45	39,000(4)
August 12, 2016	$1.58	25,466(4)
August 15, 2016	$1.45	111,000(4)
August 15, 2016	$1.58	324,534(4)
August 17, 2016	$2.04	4,167(4)
August 17, 2016	$2.60	25,000(4)
August 17, 2016	$2.98	33,334(4)
August 19, 2016	$2.02	10,000(4)
August 24, 2016	$1.90	3,000(4)
August 26, 2016	$1.88	2,000(4)
August 29, 2016	$2.04	1,000(4)
August 31, 2016	$1.50	41,667(4)
August 31, 2016	$2.98	53,333(4)
September 2, 2016	$2.04	12,792(4)
September 9, 2016	$1.50	200,000(4)
September 12, 2016	$2.79	33,300(4)
September 13, 2016	$2.79	33(4)
September 15, 2016	$1.35	116,000(4)
September 21, 2016	$2.04	6,250(4)
September 23, 2016	$1.50	150,000(4)
September 23, 2016	$1.95	310,000(6)
September 26, 2016	$2.04	2,778(4)
September 27, 2016	$2.60	25,000(4)
September 28, 2016	$1.50	250,000(4)
October 3, 2016	nil	2,600,000(7)
October 5, 2016	$3.13	26,666(4)
October 17, 2016	$1.85	3,500(4)
October 21, 2016	$3.13	6,666(4)
October 24, 2016	$3.13	6,600(4)
October 27, 2016	$3.47	10,000(4)

	Price per	Number of
Date of Issue/Grant	Security(1)	Securities(2)
October 31, 2016	$2.04	20,000(4)
October 31, 2016	$3.47	10,000(4)
November 1, 2016	$1.95	12,400(6)
Securities Convertible or Exercisable into Common Shares
December 22, 2015	$2.84	19,125(8)
December 31, 2015	$2.83	100,000(9)
January 15, 2016	$2.79	330,000(9)
April 1, 2016	$3.47	100,000(9)
May 13, 2016	$2.90	35,000(8)
August 12, 2016	$6.60	793,047(10)
August 12, 2016	$6.60	300,000(11)
August 18, 2016	$5.00	25,900,000(12)
September 29, 2016	Nil	25,900,000(13)
September 30, 2016	$7.54	3,000(10)
October 3, 2016	$6.00	5,000,000(14)

Notes:

(1)	For options and warrants, this represents the exercise price per Common Share of the options or warrants, as applicable, to purchase Common Shares.
(2)	For options and warrants, this represents the maximum number of Common Shares issuable upon exercise of the options or warrants, as applicable, to purchase Common Shares.
(3)

Represents Common Shares issued upon the exercise of previously granted warrants to purchase Common Shares granted to the agents in connection with the private placement of subscription receipts of the Corporation completed on January 9, 2014.

(4)	Represents Common Shares issued upon the exercise of previously granted options to purchase Common Shares under the Corporation's share option plan.
(5)

Represents Common Shares issued upon the exercise of previously granted warrants to purchase Common Shares granted to the underwriters in connection with the public offering of Common Shares completed on July 30, 2014.

(6)

Represents Common Shares issued upon the exercise of previously granted warrants to purchase Common Shares granted to the lenders in connection with the debt financing of the Corporation completed on February 11, 2014.

(7)	Represents Common Shares issued as partial consideration for the Acquisition.
(8)

Represents restricted share unit awards to receive Common Shares granted under the Corporation's prior share compensation plan. The Common Shares will be issued upon satisfaction of the vesting period.

(9)	Represents options to purchase Common Shares granted under the Corporation's prior share option plan.
(10)

Represents restricted share unit awards or performance share unit awards to receive Common Shares granted under the Corporation's current restricted share unit plan. The Common Shares will be issued upon satisfaction of the vesting period and/or vesting conditions.

(11)	Represents options to purchase Common Shares granted under the Corporation's current share option plan.
(12)	Represents Subscription Receipts issued in respect of the Offering.
(13)	Represents Special Warrants issued upon conversion of the Subscription Receipts.
(14)	Represents the Consideration Warrants issued as partial consideration for the Acquisition.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "KDX" and on the NYSE MKT under the symbol "KLDX". The following table sets forth the reported high and low prices (including intra-day prices) and the total volume of trading of the Common Shares on the TSX for the periods indicated during the 12-month period before the date of this short form prospectus.

			Total
	High	Low	Volume
	($)	($)
2015
November	3.32	2.57	4,447,293
December	2.98	2.56	3,011,828

2016
January	3.12	2.57	4,045,063
February	3.90	2.81	10,590,707
March	4.04	3.41	7,175,058
April	4.75	3.40	8,619,654

			Total
	High	Low	Volume
	($)	($)
May	4.90	4.07	10,265,411
June	4.93	4.23	6,806,770
July	6.19	4.85	8,355,099
August	7.41	6.06	11,548,844
September	7.84	6.71	26,236,104
October	7.81	6.32	13,844,896
November 1 - 15	7.95	5.67	9,316,694

The closing price of the Common Shares on the TSX on November 15, 2016, the last trading day prior to the filing of this short form prospectus, was $6.33.

RISK FACTORS

Investors in the Underlying Shares should carefully consider the risks and uncertainties described below and under the heading "Risk Factors" in the Annual Information Form and the Interim MD&A, which is incorporated herein by reference, as well as the other information contained in or incorporated by reference in this short form prospectus. These risks and uncertainties are not the only ones that the Corporation faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of the possibilities described in such risks actually occurs, the Corporation's business, financial condition and operating results could be materially adversely harmed.

A positive return in an investment in the Underlying Shares is not guaranteed.

There is no guarantee that an investment in the Underlying Shares will earn any positive return in the short term or long term. An investment in the Underlying Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Underlying Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

There may be undisclosed risks and liabilities relating to the Acquisition.

While the Corporation conducted substantial due diligence of Carlin Resources and its operations, including the Hollister Mine and the Esmeralda Mine, in connection with the Corporation's evaluation of the Acquisition, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities relating to Carlin Resources, the Hollister Mine or the Esmeralda Mine for which the Corporation is not sufficiently indemnified pursuant to the provisions of the Purchase Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Corporation's financial performance and results of operations.

The Corporation could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits anticipated in the Acquisition. All of these factors could cause dilution to the Corporation's earnings per share or decrease or delay the anticipated accretive effect of the Acquisition and cause a decrease in the market price of the Common Shares.

The anticipated benefits of the Acquisition may not be realized.

There can be no assurance that management of the Corporation will be able to fully realize the expected benefits of the Acquisition, including from a margin, accretion and cash flow perspective. There is a risk that some or all of the expected benefits will fail to materialize, or may not occur within the time periods anticipated by management of the Corporation. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Corporation.

The successful integration of the Hollister Mine and the Esmeralda Mine cannot be guaranteed.

The Acquisition was completed on October 3, 2016. The completion of the Acquisition poses additional risks to the Corporation's business. The success of the Acquisition will depend, in part, on the ability of the Corporation to realize the anticipated benefits of the Acquisition, including capturing synergies resulting from the Corporation's consolidation of three mines in Nevada. The integration of the Hollister Mine and the Esmeralda Mine is in the early stages. The Corporation cannot be certain that it will successfully integrate the Hollister Mine and the Esmeralda Mine or that the Acquisition will ultimately benefit the Corporation. Any failure to successfully integrate the Hollister Mine and the Esmeralda Mine or failure to achieve the anticipated benefits of the Acquisition could have a material adverse effect on the Corporation's business and results of operations.

The use of the remaining proceeds of the Offering is subject to management's discretion.

The Corporation intends to use the remaining proceeds from the Offering to achieve its stated business objectives as set forth under the heading "Use of Proceeds". Management will have discretion concerning the use of the remaining proceeds of the Offering as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of the Offering. Management may use the remaining proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. If the remaining proceeds are not applied effectively, the Corporation's financial condition and operating results may suffer.

The Corporation may sell or issue additional Common Shares resulting in dilution.

The Corporation may sell additional Common Shares or other securities in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other securities exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and the NYSE MKT may decrease due to the additional amount of Common Shares available in the market.

INTEREST OF EXPERTS

The following persons and companies are named as having prepared or certified a report, valuation, statement or opinion in this short form prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•	Mark Odell, P.E., Principal Engineer, Practical Mining LLC;
•	Laura Symmes, SME, Practical Mining LLC;
•	Sarah Bull, P.E., Practical Mining LLC;
•	Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant;
•	Eugene Puritch, P.Eng., P&E Mining Consultants Inc.;
•	Alexandru Veresezan, P.Eng., P&E Mining Consultants Inc.;
•	Fred Brown, P.Geo., P&E Mining Consultants Inc.;
•	William Stone, P.Geo., P&E Mining Consultants Inc.;
•	Alfred Hayden, P.Eng., P&E Mining Consultants Inc.;
•	David Orava, P.Eng., P&E Mining Consultants Inc.;
•	Kirk Rodgers, P.Eng., P&E Mining Consultants Inc.;
•	Marek Nowak, P.Eng., SRK Consulting (Canada) Inc.; and
•	Chad Yuhasz, P.Geo., SRK Consulting (Canada) Inc.

To the knowledge of the Corporation, none of the persons named above has any beneficial interest, direct or indirect, in the securities of the Corporation or any of its subsidiaries or in the assets of the Corporation or any of its subsidiaries.

The Corporation's auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor's report dated March 23, 2016 in respect of the Corporation's consolidated financial statements as at and for the year ended December 31, 2015. PricewaterhouseCoopers LLP has advised the Corporation that they are independent within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Certain legal matters relating to the Offering have been passed upon by Bennett Jones LLP, on behalf of the Corporation, and by Borden Ladner Gervais LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares. As at the date hereof, the partners and associates of Borden Ladner Gervais LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR AND SPECIAL WARRANT AGENT

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

The Special Warrant Agent for the Special Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CONTRACTUAL RIGHT OF RESCISSION

Pursuant to the terms of the subscription agreements between the Corporation and the subscribers for the Subscription Receipts, the Corporation granted to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Subscription Receipt was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant who acquires an Underlying Share on exercise of the Special Warrant as provided for in this short form prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of this short form prospectus or any amendment to this short form prospectus containing a misrepresentation, (a) the holder is entitled to rescission of both the holder's exercise of its Special Warrant and the private placement transaction under which the Subscription Receipt was initially acquired, (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Underwriters or the Corporation, as the case may be, on the acquisition of the Subscription Receipt, and (c) if the holder is a permitted assignee of the interest of the original Subscription Receipt subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

The contractual right of rescission described above is in addition to any other right or remedy available to a holder of Special Warrants under the securities laws in the Qualifying Provinces, or otherwise at law.

CERTIFICATE OF THE CORPORATION

Dated: November 16, 2016

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

(Signed) "Paul Huet"	(Signed) "Barry Dahl"
President & Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) "Richard J. Hall"	(Signed) "Blair Schultz"
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: November 16, 2016

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

GMP SECURITIES L.P.	BMO NESBITT BURNS INC.

(Signed) "Doug Bell"	(Signed) "Carter Hohmann"

CANACCORD GENUITY CORP.	CLARUS SECURITIES INC.

(Signed) "Craig Warren"	(Signed) "John Jentz"

RBC DOMINION SECURITIES INC.

(Signed) "Lance Rishor"

M PARTNERS INC.

(Signed) "P. Mark Smith"

DUNDEE SECURITIES	HSBC SECURITIES	MACKIE RESEARCH
LTD.	(CANADA) INC.	CAPITAL CORPORATION	NATIONAL BANK
FINANCIAL INC.
(Signed) "John Esteireiro"	(Signed) "Mike Silver"	(Signed) "David
		Greifenberger"	(Signed) "Jason Ellefson"

PARADIGM CAPITAL INC.	PI FINANCIAL CORP.

(Signed) "Bruno Kaiser"	(Signed) "Rick Vernon"

HAYWOOD SECURITIES INC.

(Signed) "Ryan Matthiesen"

C-2